Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

by and among

MAK LLC,

MEH ACQUISITION CO.,

OCERA THERAPEUTICS, INC.

and, solely for purposes of Section 8.16,

MALLINCKRODT PLC

Dated as of November 1, 2017

The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the parties to the Agreement, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties.

Annex I – Conditions to Offer

Exhibit A – Form of Contingent Value Rights Agreement

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	5.2(e)(i)
Acquisition Proposal	5.2(e)(ii)
Action	8.5
Adverse Recommendation Change	5.3(a)
Affiliate	8.5
Aggregate Milestone Payment Exercise Credit	8.5
Agreement	Preamble
Antitrust Law	8.5
Applicable Per Share Milestone Payment	8.5
Authorizations	3.20(a)
Book-Entry Shares	2.10(d)
Breakup Fee	7.3
Business Day	8.5
Cancelled Company Stock Options	2.9(a)(iii)
Cancelled Company Warrants	2.9(b)(ii)
Certificate	2.10(c)
Certificate of Merger	2.3
Closing	2.2
Closing Amount	Recitals
Closing Date	2.2
Closing Shortfall	5.18
Code	2.11
Common Stock	Recitals
Company	Preamble
Company 401(k) Plan	5.6(c)
Company Board	3.2(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Documents	3.6(h)
Company Disclosure Letter	Article III
Company Employee	5.6(a)
Company In-Licensed Patents	3.15(a)
Company Owned IP	3.15(a)
Company Plans	3.11(a)
Company Products and Compounds	3.15(c)
Company Recommendation	5.3(a)
Company Registered IP	3.15(a)
Company SEC Documents	3.6(a)

Term	Section
Company Stock Option	8.5
Company Stock Plans	8.5
Company Warrant	2.9(b)(i)
Confidentiality Agreement	5.4(b)
Contingent Value Right	Recitals
Contract	8.5
Control	8.5
Current Premium	5.9(a)
CVR	Recitals
CVR Agreement	Recitals
Delaware Secretary of State	2.3
Depository Agent	2.10(a)
DGCL	Recitals
Dissenting Shares	2.12
Effective Time	2.3
Environmental Law	8.5
ERISA	3.11(a)
Excluded Shares	2.8(b)
Exchange Act	3.3(b)
Expiration Date	1.1(c)
Extension Deadline	1.1(c)
FDA	3.20(a)
FDA Regulated Product	3.20(a)
FFDCA	3.20(a)
GAAP	3.6(b)
Governmental Entity	8.5
Guarantee	8.5
Guarantor	Preamble
Hazardous Substance	8.5
Health Care Laws	3.20(a)
HIPAA	3.20(a)
HSR Act	8.5
In the Money Company Stock Option	2.9(a)(ii)
Inbound IP Agreement	3.13(a)(viii)
Indebtedness	8.5
Indemnified Party	5.9(b)
Indemnified Party Proceeding	5.9(b)
Initial Expiration Date	1.1(c)
Intellectual Property	8.5
Intervening Event	5.3(b)(i)
IRS	3.11(a)

v

Term	Section
Knowledge	8.5
Law	8.5
Leased Real Property	3.14(b)
Lien	8.5
Material Adverse Effect	8.5
Material Contract	3.13(a)
Material Supplier	3.26
Measurement Date	SECTION 5.18
Measurement Date Cash Balance	SECTION 5.18
Measurement Date Shortfall	SECTION 5.18
Measurement Date Transaction Expenses	SECTION 5.18
Measurement Time	3.4(a)
Merger	Recitals
Merger Consideration	2.8(a)
Minimum Condition	Annex I
MTS	3.17
Notice of Intervening Event	5.3(b)(iii)(A)
Notice of Superior Proposal	5.3(b)(ii)(A)
Offer	Recitals
Offer Acceptance Time	1.1(i)
Offer Commencement Date	8.5
Offer Conditions	1.1(b)
Offer Documents	1.1(e)
Offer Price	Recitals
Offer to Purchase	1.1(b)
Option Exercise Period	2.9(a)(i)
Out of the Money Company Stock Option	2.9(a)(iii)
Outbound IP Agreement	3.13(a)(viii)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Material Adverse Effect	8.5
Parent Plan	5.6(c)
Paying Agent	2.10(a)
Payment Fund	2.10(a)
Per Share Value Paid	8.5
Permits	3.10(b)
Permitted Lien	8.5

Term	Section
Person	8.5
Preferred Stock	3.4(a)
Purchaser	Preamble
Real Property Leases	3.14(b)
Representatives	8.5
Rights Agent	Recitals
RSU	8.5
Schedule 14D-9	1.2(a)
Schedule TO	1.1(e)
SEC	3.6(a)
Securities Act	3.3(b)
Shares	Recitals
Stockholder List Date	1.2(b)
Stockholder Litigation	8.5
Studies	3.20(b)
Subsidiary	8.5
Subsidizing Entity	3.15(e)
Superior Proposal	5.2(e)(iii)
Surviving Corporation	2.1
Takeover Laws	3.16
Tax Returns	3.12(l)
Taxes	3.12(l)
Tender and Support Agreements	Recitals
Term Loan Facility	8.5
Term Loan Facility Termination	5.13
Termination Condition	Annex I
Threshold Amount	5.18
Transaction Expenses	8.5
Warrant Exercise Period	2.9(b)(i)
Willful Breach	8.5

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 1, 2017, among MAK LLC, a Delaware limited liability company (“Parent”), MEH Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), Ocera Therapeutics, Inc., a Delaware corporation (the “Company”), and, solely for purposes of Section 8.16, Mallinckrodt plc, an Irish public limited company (“Guarantor”).

RECITALS

WHEREAS, Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Common Stock” or the “Shares”), other than Excluded Shares, for (a) $1.52, net to the seller in cash (the “Closing Amount”), without interest, plus (b) one (1) non-transferable contingent value right (a “Contingent Value Right” or “CVR”) to be issued by Parent, which shall represent the right to receive one or more contingent payments, if any, net to the seller in cash, without interest, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of a contingent value rights agreement, substantially in the form attached hereto as Exhibit A, to be entered into between Parent and Continental Transfer & Trust Company (the “Rights Agent”) (subject to changes to reflect the reasonable requests of the Rights Agent) (the “CVR Agreement”) (the Closing Amount plus one (1) CVR, collectively, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(h), being the “Offer Price”), upon the terms and subject to the conditions of this Agreement;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a direct wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of each of the Company, Parent and Purchaser has, by unanimous vote of all of the directors, (a) declared it advisable and in the best interests of their respective stockholders to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, (b) approved this Agreement, the Offer, the Merger and the other transactions contemplated hereby and (c) resolved that the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of the Company has approved a resolution recommending to the stockholders of the Company that they accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

WHEREAS, Parent, Purchaser and the Company acknowledge and agree that the Merger may be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer; and

WHEREAS, as a condition and inducement to Parent and Purchaser entering into this Agreement, certain individuals and entities, in their capacity as stockholders of the Company, has concurrently herewith entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) in connection with the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER

SECTION 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 7.1, as promptly as practicable after the date of this Agreement but in no event more than ten (10) Business Days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Excluded Shares), at a price per Share equal to the Offer Price.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition, and the other conditions set forth in Annex I (collectively, the “Offer Conditions”) (without limiting the right of Purchaser to terminate, extend or modify the Offer in accordance with the terms of this Agreement). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the condition set forth in clause (f) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such or (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Section 1.1(c) or 1.1(d) of this Agreement. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 7.1.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Section 7.1: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any applicable Law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NASDAQ Stock Market LLC applicable to the Offer; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 7.1 and (y) the Outside Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 7.1. In the event that this Agreement is validly terminated pursuant to Section 7.1, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the

“Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Law. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Laws and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws. The Company hereby consents to the inclusion of the Company Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments). Each of Parent and Purchaser shall use reasonable best efforts to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Without limiting the generality of Section 8.16, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) CVR Agreement. At or prior to the Offer Acceptance Time, Parent, the Rights Agent and Guarantor shall enter into the CVR Agreement

(h) Adjustments. If at any time during the period between the date of this Agreement and the Offer Acceptance Time, the outstanding shares of capital stock of the Company shall be changed into a different number of shares or a different class or shall have different terms, in each case as a result of any reclassification, recapitalization, stock split (including a reverse stock split), stock dividend or any other similar event, then the Offer Price shall be equitably adjusted to reflect such event so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to this Agreement after giving effect to any such event exceed the amount that would have been payable pursuant to this Agreement had such event not occurred and (ii) nothing in this Section 1.1(h) shall permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

(i) Acceptance. On the terms and subject to the conditions of the Offer and this Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

SECTION 1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the date of commencement of the Offer, following the filing of the Schedule TO (and in any event within three (3) Business Days after the filing of the Schedule TO), the Company shall (i) file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.3(b), shall reflect the Company Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 3.18 and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to the holders of Shares as and to the extent required by applicable Law, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (A) to comply in all material respects with the Exchange Act and other applicable Laws and (B) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). The Company shall use reasonable best efforts to respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly after the date hereof furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent.

SECTION 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Time, as soon as practicable following the Offer Acceptance Time, except if the condition set forth in Section 6.1(a) shall not be satisfied or, to the extent permitted by applicable Law, waived by the party or parties entitled to the benefits thereof, in which case on the first Business Day on which the condition set forth in Section 6.1(a) is satisfied or, to the extent permitted by applicable Law, waived by the party or parties entitled to the benefits thereof, by electronic exchange of documents, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 2.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall continue in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall continue as the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, and without any further action on the part of the Company or Purchaser or any other Person, the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 5.9, thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser or any other Person, the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until, subject to Section 5.9, thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

SECTION 2.6 Directors. The directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 2.7 Officers. The officers of Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 2.8 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of any shares of capital stock of the Company, Parent or Purchaser:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive the Offer Price (the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Purchaser or any wholly-owned Subsidiary of the Company or Parent immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall be changed into a different number of shares or a different class or shall have different terms, in each case as a result of any reclassification, recapitalization, stock split (including a reverse stock split), stock dividend or any other similar event, then the Merger Consideration shall be equitably adjusted to reflect such event so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to this Agreement after giving effect to any such event exceed the amount that would have been payable pursuant to this Agreement had such event not occurred and (ii) nothing in this Section 2.8(d) shall permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

SECTION 2.9 Treatment of Options and Other Equity-Based Awards.

(a) Company Stock Options.

(i) Within ten (10) Business Days following the date hereof, each holder of an outstanding Company Stock Option, whether vested or unvested, shall be provided with written notice that such holder shall, during the period beginning on the date of such notice and ending on the Business Day preceding the Closing Date (the “Option Exercise Period”), have the right to exercise such Company Stock Option, with such exercise conditioned on the occurrence of the Effective Time.

(ii) At the Effective Time, each Company Stock Option with respect to which the applicable exercise price per Share is less than the Closing Amount (each, an “In the Money Company Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised during the Option Exercise Period, shall be cancelled at the Effective Time in exchange for the right of the holder of such In the Money Company Stock Option to receive, for each Share underlying such In the Money Company Stock Option, (A) an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such payment rounded down to the nearest cent, and (B) one (1) CVR.

(iii) At the Effective Time, each Company Stock Option other than an In the Money Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised during the Option Exercise Period (each, an “Out of the Money Company Stock Option”), shall be cancelled at the Effective Time and converted into the right to receive one or more cash payments, if any, from Parent with respect to each Share subject to the Out of the Money Company Stock Option upon each Milestone Payment Date (as defined in the CVR Agreement) in an amount, without interest and subject to deduction for any required withholding Tax, equal to (A) the amount by which the Per Share Value Paid exceeds the exercise price payable per Share subject to such Out of the Money Company Stock Option, less (B) the amount of all payments previously paid with respect to such Out of the Money Company Stock Option pursuant to this Section 2.9(a)(iii). On or prior to the date hereof, Parent and the Company have agreed upon a model calculating the gross cash amounts payable with respect to each Out of the Money Company Stock Option, if any, at each Milestone Payment Date, which model is attached as Section 2.9(a)(iii) of the Company Disclosure Letter. Notwithstanding anything herein to the contrary, any Out of the Money Company Stock Options with an exercise price payable per Share equal to or greater than $4.10 shall be cancelled at the Effective Time without any consideration payable therefor (such cancelled Out of the Money Company Stock Options, the “Cancelled Company Stock Options”).

(b) Company Warrants.

(i) Within ten (10) Business Days following the date hereof, each holder of an outstanding Company warrant (“Company Warrant”) shall be provided with written notice that such holder shall, during the period beginning on the date of such notice and ending on the Business Day preceding the Closing Date (the “Warrant Exercise Period”), have the right to exercise such Company Warrant, with such exercise conditioned on the occurrence of the Effective Time.

(ii) At the Effective Time, each Company Warrant, that is outstanding immediately prior to the Effective Time and not exercised during the Warrant Exercise Period shall be cancelled at the Effective Time in exchange for the right of the holder of such Company Warrant to receive, for each Share underlying such Company Warrant, (i) an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one (1) CVR; provided, however, that any such Company Warrant with respect to which the applicable exercise price per Share is greater than the Closing Amount shall be cancelled in exchange for no Merger Consideration (such cancelled Company Warrants, the “Cancelled Company Warrants”).

(c) At the Effective Time, each RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted at the Effective Time into the right of the holder of such RSU to receive, for each Share underlying such RSU, (i) an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the Closing Amount, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one (1) CVR.

(d) As promptly as practicable following the Effective Time (and, in any event, not later than the second regularly scheduled payroll date thereafter), the Surviving Corporation shall pay through its payroll system the Closing Amount due and payable under this Section 2.9 to each holder of In the Money Company Stock Options and RSUs.

(e) Prior to the Effective Time, the Company shall deliver all required notices to each holder of Company Warrants stating that such Company Warrants shall be treated in the manner set forth in this Section 2.9.

(f) Prior to the Effective Time, the Company shall deliver all required notices to each holder of Company Stock Options or RSUs setting forth each holder’s rights pursuant to the respective Company Stock Plan, and stating that such Company Stock Options or RSUs shall be treated in the manner set forth in this Section 2.9.

(g) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of a Company Stock Option or RSU shall have any rights with respect thereto to acquire the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by this Section 2.9 in cancellation and settlement thereof.

SECTION 2.10 Exchange and Payment.

(a) Prior to the Offer Acceptance Time, Parent shall appoint Continental Transfer & Trust Company to act as depository agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled pursuant to Section 1.1(b), and to act as paying agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled pursuant to Section 2.8(a). Promptly after (and in any event no later than the third (3rd) Business Day after) the Offer Acceptance Time, Parent shall deposit (or cause to be deposited) with the Depository Agent, to be held in trust for the benefit of the holders of the Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled pursuant to Section 1.1(b), cash in U.S. dollars in an amount sufficient to pay the aggregate Closing Amount payable pursuant to Section 1.1(i). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, to be held in trust for the benefit of the holders of the Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled pursuant to Section 2.8(a), cash in U.S. dollars in an amount sufficient to pay the aggregate Closing Amount pursuant to Section 2.8(a) (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments of the Closing Amount due pursuant to the Offer and the Merger. In addition, on or prior to the second regularly scheduled payroll date after the Effective Time, Parent shall deposit (or cause to be deposited) with the Surviving Corporation cash in U.S. dollars in an amount sufficient to pay the aggregate Closing Amount payable to the holders of Company Stock Options and RSUs in accordance with this Article II, but only to the extent the Surviving Corporation does not have the cash on hand to pay such amounts.

(b) At or prior to the Offer Acceptance Time, Parent, the Rights Agent and Guarantor shall enter into the CVR Agreement.

(c) Promptly after the Effective Time (and, in any event, not later than seven (7) Business Days following the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of an outstanding certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares (other than Excluded Shares and Dissenting Shares) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Certificate in exchange for the Merger Consideration payable with respect thereto (including instructions for providing to the Paying Agent required Tax documentation, including, as applicable, a properly executed IRS Form W-9 or appropriate IRS Form W-8). Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal and Tax documentation, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by Parent or the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (less any required Tax withholdings as provided in Section 2.11), and the Certificate so surrendered shall forthwith be cancelled.

(d) The Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), if any, whose Shares were converted into the right to receive the Merger Consideration, upon receipt of an “agent’s message” and the required Tax documentation by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the Merger Consideration for each such Book-Entry Share, and such Book-Entry Shares shall then be canceled.

(e) No interest will be paid to or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of such Certificates or Book-Entry Shares.

(f) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent and the Paying Agent that such Tax either has been paid or is not applicable.

(g) Until surrendered as contemplated by this Section 2.10, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, without any interest thereon.

(h) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Excluded Shares) shall be cancelled and exchanged for Merger Consideration as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(i) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that (i) no investment of such cash shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (ii) such investments in all events shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days, or guaranteed by, and backed by the full faith and credit of, the United States of America. If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to such deficiency. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation or Parent (at Parent’s election).

(j) Any portion of the Payment Fund (including any interest received with respect thereto) which remains unclaimed at the one year anniversary of the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation, and thereafter holders of Certificates or Book-Entry Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.

(k) The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares and Company Warrants for the Merger Consideration.

(l) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Paying Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation or any of their Affiliates with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(m) None of Parent, the Surviving Corporation, Purchaser, the Company, the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 2.11 Withholding Rights. Notwithstanding any provision hereof to the contrary, Parent, the Surviving Corporation, the Depository Agent, the Paying Agent and the Rights Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this Agreement such amounts as Parent, the Surviving Corporation, the Depository Agent, the Paying Agent or the Rights Agent are required to deduct and withhold pursuant to any provision of Law, including under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with this Article II, without interest. The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands, or agree to do any of the foregoing. Any portion of the aggregate Per Share Merger Consideration paid to the Paying Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the Company SEC Documents filed with or furnished to the SEC since December 31, 2016 and publicly available prior to the date of this Agreement (but excluding any risk factors, any “forward-looking statements” disclaimer, and any other similar disclosures to the extent they are predictions or forward-looking in nature; provided, that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Power), Section 3.2 (Authority; Execution; Delivery), Section 3.3 (No Conflict; Consents and Approvals), Sections 3.4(a), 3.4(b), 3.4(c) and 3.4(d) (Capitalization), Section 3.5 (Subsidiaries), Section 3.16 (State Takeover Statutes), Section 3.17 (Brokers) or Section 3.18 (Opinion of Financial Advisor)), or (b) in the disclosure letter, dated as of the date hereof, delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Purchaser as follows:

SECTION 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

SECTION 3.2 Authority; Execution; Delivery.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the execution hereof, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, by unanimous vote of all of the directors, duly adopted resolutions (i) determining that the terms of this Agreement, the Offer, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) resolving that the Merger shall be effected pursuant to Section 251(h) of the DGCL, and (iv) recommending that the Company’s stockholders tender their Shares to Parent or Purchaser, as applicable, pursuant to the Offer, and resolving to include such recommendation in the Schedule 14D-9, which resolutions have not as of the date hereof been subsequently rescinded, modified, or withdrawn in any way.

(c) If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.

SECTION 3.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the Company Charter or Company Bylaws;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their assets or properties are bound;

(iii) except as set forth in Section 3.3(a)(iii) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which their assets or properties are bound; or

(iv) result in the imposition of any Lien (other than Permitted Liens) upon any asset or property of the Company or any of its Subsidiaries;

except, in the case of clauses (ii), (iii) and (iv), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not, with respect to the Company and its Subsidiaries, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) such filings as may be required under any state securities or “blue sky” laws, (iii) such filings as are necessary to comply with the applicable requirements of the NASDAQ Stock Market LLC, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, $0.00001 par value per share, and (ii) 5,000,000 shares of Preferred Stock, $0.00001 par value per share (the “Preferred Stock”). As of the close of business on October 31, 2017 (the “Measurement Time”), (A) 26,514,134 shares of Common Stock were issued and outstanding, (B) no shares of Preferred Stock were issued and outstanding, (C) no shares of Common Stock were held by the Company as treasury shares, (D) no shares of Preferred Stock were held by the Company as treasury shares, (E) 3,549,358 shares of Common Stock were reserved for issuance pursuant to outstanding Company Stock Options, (F) 1,140,000 shares of Common Stock were reserved for issuance pursuant to outstanding RSUs, and (G) 863,686 shares of Common Stock were reserved for issuance pursuant to outstanding Company Warrants.

(b) Except as set forth above and except for changes since the close of business on the Measurement Time resulting from the issuance of shares of Common Stock as expressly permitted by Section 5.1, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company is a party.

(c) No shares of capital stock of the Company are owned by any Subsidiary of the Company.

(d) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound.

(e) The Company does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of the Company on any matter.

(f) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which the Company is a party and that relate to any of the capital stock of the Company.

(g) Section 3.4(g) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the Measurement Time, of outstanding Company Stock Options, RSUs and Company Warrants, indicating, as applicable, the type of award granted, the number of Shares subject to such award, the name of the Company Stock Plan under which such award was granted, the date of grant, the exercise or purchase price of such award (if applicable) and the expiration date of such award.

(h) With respect to each grant of Company Stock Options, RSUs and Company Warrants, (i) each such grant was made in accordance with the terms of the Company Stock Plan under which such award was granted and in all material respects in accordance with applicable Law (including rules of the NASDAQ Stock Market LLC), (ii) each such grant was properly accounted for in accordance with GAAP in the Company SEC Documents (including financial statements) and all other applicable Laws, and (iii) each Company Stock Option and Company Warrant has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock on the date of such grant.

(i) The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options and restricted stock unit agreements evidencing outstanding RSUs, as well as copies of any award agreements for any outstanding awards under the Company Stock Plans that deviate in any material respect from any such forms of award agreements.

SECTION 3.5 Subsidiaries.

(a) Section 3.5(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each Subsidiary of the Company and its jurisdiction of incorporation or organization.

(b) Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all Liens. Except for such shares of capital stock owned by the Company or another wholly-owned Subsidiary of the Company, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of any Subsidiary of the Company, (B) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of any Subsidiary of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company or any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of any Subsidiary of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party.

(c) Except for equity interests in the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security or right, or has any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise), in any Person.

(d) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company, in each case as amended to the date of this Agreement. No Subsidiary of the Company is in violation of any provision of such organizational document.

SECTION 3.6 SEC Reports; Financial Statements.

(a) The Company has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2015 (all such items filed or furnished since such date, collectively, the “Company SEC Documents”). Each Company SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Company SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to any of the Company SEC Documents.

(b) The audited consolidated financial statements of the Company included in the Company’s Annual Reports on Form 10-K included in the Company SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The unaudited consolidated financial statements of the Company included in the Company’s Quarterly Reports on Form 10-Q included in the Company SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c) The Company’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) Since December 31, 2015, the Company has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to the Company’s auditors has been made available to Parent.

(e) Except as set forth in Section 3.6(e) of the Company Disclosure Letter, since December 31, 2015, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market LLC.

(f) Since December 31, 2015, (i) neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

(g) There are no “off balance sheet arrangements,” as defined in Item 303 of Regulation S-K under the Securities Act, to which the Company or any of its Subsidiaries is a party.

(h) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

SECTION 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2017, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2017, (c) performance obligations arising under the Material Contracts (other than any liabilities resulting from a breach by the Company or any of its Subsidiaries of any such Material Contract), (d) incurred pursuant to the transactions contemplated by this Agreement, (e) set forth in Section 3.7 of the Company Disclosure Letter or (f) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.8 Absence of Certain Changes or Events. Since December 31, 2016 and through the date of this Agreement, and except as specifically contemplated by this Agreement, or as disclosed in Section 3.8 of the Company Disclosure Letter, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, and (c) neither the Company nor any Subsidiary of the Company has taken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1.

SECTION 3.9 Litigation. As of the date hereof, there is no, and since December 31, 2014 there has not been any, Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its assets or properties, or, to the Knowledge of the Company, any executive officer, director or employee of the Company or any of its Subsidiaries in their capacities as such, at law or in equity, other than any such Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective assets is subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

SECTION 3.10 Compliance with Laws.

(a) The Company and each of its Subsidiaries are and, since December 31, 2014, have been in compliance in all material respects with all Laws applicable to them. Since December 31, 2014 and through the date hereof, neither the Company nor any of its Subsidiaries has received a written notice or, to the Knowledge of the Company, other communication from a Governmental Entity alleging a violation of Law that has resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries taken as a whole.

(b) The Company and its Subsidiaries have in effect all material permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted. All such Permits of the Company and its Subsidiaries are valid and in full force and effect, and neither the Company nor any of its Subsidiaries is in default or violation of any such Permits, except where the failure to be in full force and effect or where such default or violation, individually or the aggregate, has not resulted, and would not reasonably be expected to result in a material liability.

SECTION 3.11 Benefit Plans; Employees

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and “multiemployer plan” (within the meaning of ERISA section 3(37)), all stock purchase, stock option, severance, retention, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor) that provides benefits to any employee or former employee of the Company or its Subsidiaries or otherwise with respect to which the Company or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable; (iii) any summary plan description; (iv) if applicable, for the most recent year (A) the Form 5500 and attached schedules for the three most recent plan years, (B) audited financial statements of such Company Plan, and (C) actuarial valuation reports; (v) all plan documents and amendments and any written policies and/or procedures used in plan administration; (vi) any summaries of material modifications; (vii) administrative service agreements, HIPAA business associate agreements; and (viii) in the case of a Plan that is a “group health plan” as defined in Code Section 5000(b)(1), general notification to employees of their rights under Code Section 4980B, form of letter(s) distributed upon the occurrence of a qualifying event described in Code Section 4980B, HIPAA policies and procedures, HIPAA notice of privacy practices.

(b) Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan.

(c) No Company Plan is subject to Title IV of ERISA or Section 412 of the Code, is a multiemployer plan within the meaning of Section 3(37) of ERISA, is a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), or is a multiple employer plan within the meaning of Section 210, 4063, or 4064 of ERISA or Section 413(c) of the Code. The Company and its Subsidiaries have never made any contributions to any plan which is subject to Title IV of ERISA or Section 412 of the Code, is a multiemployer plan within the meaning of Section 3(37) of ERISA, is a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), or is a multiple employer plan within the meaning of Section 210, 4063, or 4064 of ERISA or Section 413(c) of the Code, has never been a member of a controlled group which contributed to any such plan, and has never been under common control with an employer which contributed to any such plan.

(d) Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and all applicable Laws and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan that would reasonably be expected to result in material liability to the Company.

(e) Each Company Plan and related trust agreement, annuity contract or other funding instrument is legal, valid and binding and in full force and effect, and there are no defaults thereunder. None of the rights of the Company thereunder will be impaired by the consummation of the transactions contemplated by this Agreement, and all of the rights of the Company thereunder will be enforceable by Parent at or after the Closing without the consent or agreement of any other party. Each Company Plan (including any Company Plan covering former employees and retirees of the Company) may be amended or terminated by the Company or Parent on or at any time after the Closing Date.

(f) All contributions required to be made under the terms of any Company Plan have been timely made or have been accrued in accordance with the terms of the applicable Company Plan and applicable Laws. All contributions with respect to the Company Plans for all periods ending prior to the Closing Date will be made prior to the Closing Date in accordance with past practice and the recommended contribution in the applicable actuarial report. All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Company Plans for policy years or other applicable policy periods ending on or before the Closing Date.

(g) There is no Action (including any investigation, audit or other administrative proceeding) pending, or to the Knowledge of the Company, threatened in writing, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits).

(h) Each Company Plan that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time-to-time and no employee, former employee, or individual who has provided services to the Company or any Subsidiary is or has been subject to any Tax or penalty under Code Section 409A due to a documentary or operational failure thereunder.

(i) The Company does not maintain any Company Plan or other benefit arrangement covering any employee or former employee outside of the United States and has never been obligated to contribute to any such plan.

(j) The Company has no liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than under COBRA or similar state law.

(k) With respect to any Company Plan that is a welfare benefit plan within the meaning of ERISA Section 3(1): (i) each such Company Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements; (ii) there is no disqualified benefit (as such term is defined in Code Section 4976(b) which would subject the Company or Parent to a tax under Code Section 4976(a); (iii) each and every such Company Plan which is a group health plan (as such term is defined in Code Section 5001(b) including any plans of affiliates of the Company that must be taken into account under Code Sections 4980B and 4980D) complies and in each and every case has been operated in compliance with the applicable requirements of Code Section 4980B, Title I, Part 6 of ERISA, HIPAA and any applicable state and local laws; and (iv) to the extent applicable, each such Company Plan is in compliance with Section 1862(b)(1)(A)(i) of the Social Security Act and the Company does not have any liability for any excise tax imposed by Code Section 5000.

(l) The Company and its Subsidiaries have made an offer of affordable minimum essential coverage to their respective employees in the manner contemplated under Section 4980H of the Code to the extent required to avoid the adverse tax consequences thereunder, and neither the Company nor any of its Subsidiaries is otherwise liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the Affordable Care Act or in connection with requirements relating thereto.

(m) Except as set forth in Section 3.11(m) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) will not (i) entitle any current or former Company employee to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former Company employee, or (iii) give rise to the payment of any amount (whether in cash, property, the vesting of property or otherwise) that would not be deductible pursuant to Code Section 280G. No Company Plan provides for the gross-up or reimbursement of Taxes under Section 409A or Section 4999 of the Code.

(n) No unfair labor practice charge or complaint is pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. No labor union or labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and no representation or certification proceedings or petitions seeking a representation proceeding are presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither the Company nor any of its Subsidiaries is (i) a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or other labor organization, or (ii) as of the date of this Agreement, engaged in any negotiation with any labor union or other labor organization. There is no pending or, to the Knowledge of the Company, threatened labor strike, picketing, refusal to cross picket lines, walk-out, work stoppage or lockout involving the Company or any of its Subsidiaries. To the Knowledge of the Company, there have been no activities or proceedings of any labor union to organize any of the employees of the Company or any of its Subsidiaries.

(o) The Company and each of its Subsidiaries is in material compliance with all applicable Laws and Contracts relating to employment, employment practices, compensation, immigration, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment, including the proper classification of employees as exempt or nonexempt under applicable wage-and-hour Laws, the proper classification of individuals as contractors or employees, unemployment insurance, discrimination, withholding and reporting, civil rights, safety and health, workers’ compensation, collective dismissals and the Worker Adjustment and Retraining Notification Act (and any applicable, similar foreign, state or local Laws).

SECTION 3.12 Taxes.

(a) All Tax Returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed (after giving effect to any extensions of time in which to make such filings), and all such material Tax Returns were true and complete in all material respects.

(b) Each of the Company and the Subsidiaries (i) has paid all income and other material Taxes due and payable, except for Taxes being contested in good faith and for which adequate reserves have been established, or (ii) with respect to such Taxes that are not yet due, has established an adequate accrual in accordance with GAAP.

(c) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(d) As of the date of this Agreement, there are no claims, audits, actions, suits, proceedings or investigations being conducted, pending, or to the Knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any material Tax.

(e) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not yet expired (other than extensions of time to file Tax Returns obtained in the ordinary course of business).

(f) In the five years prior to the date of this Agreement, the Company has not been a party to any distribution in which the parties to such distribution treated such distribution as one to which Section 355 of the Code applied.

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement, other than those (i) among the Company and its Subsidiaries, or (ii) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes.

(h) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an “affiliated group” within the meaning of Section 1504 of the Code (or any corresponding provisions of state, local or non-U.S. Law), other than the affiliated group the common parent of which is the Company; and (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (iv) prepaid amount or advance payment received on or prior to the Closing Date; (v) election made under Section 108(i) of the Code; or (vi) as a result of a change in accounting method on or prior to the Closing Date.

(j) Each of the Company and the Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to be withheld from any payment made to any employee, independent contractor, creditor, holder of Shares, or other third party.

(k) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its place of incorporation or formation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that country.

(l) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

As used in this Agreement:

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, province, state, city, county, and foreign (or governmental unit, agency, or political subdivision of any of the foregoing) corporate, income, license, withholding, payroll, profits, employment (including Social Security, unemployment insurance, employer health and employee income tax withholding), franchise, gross receipts, sales, use, transfer, stamp, environmental, alternative minimum, occupation, property, net worth, capital gains, severance, premium, windfall profits, customs, duties, ad valorem, value added, excise, unclaimed property, Pension Benefit Guaranty Corporation premiums, and any other governmental charges of the same or similar nature to any of the foregoing; including any interest, penalty, or addition to any of the foregoing, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including by contract or otherwise. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

“Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, reports, estimates, claims for refund, information statements, elections, statements of foreign bank and financial accounts, and other returns relating to or filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

SECTION 3.13 Material Contracts.

(a) Section 3.13 of the Company Disclosure Letter lists, as of the date hereof, each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and under which any party thereto has continuing rights or obligations (in each case, excluding any Company Plan) (such Contracts of the type described in this Section 3.13(a), whether or not set forth in Section 3.13 of the Company Disclosure Letter, the “Material Contracts”):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that (A) limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any line of business or with any Person or in any geographic area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party marketing or distribution rights relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in favor of any third party or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) any Contract governing any joint venture, partnership or similar arrangement;

(iv) any Contract relating to the borrowing of money or the incurrence (or guarantee) of any Indebtedness and having an outstanding principal amount in excess of $50,000;

(v) any Contract with any Governmental Entity (excluding Permits);

(vi) any Contract with (A) any directors or officers of the Company or any of its Subsidiaries, or (B) any Person that, by itself or together with its Affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the outstanding shares of Common Stock, other than with respect to clause (A) (x) employee benefits provided under Company Plans, (y) standard confidentiality and assignment of inventions agreements in the form previously provided to Parent and (z) any Contracts related to the purchase or issuance of Shares and the issuance of Company Stock Options and RSUs;

(vii) any Contract which, upon the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement may, either alone or in combination with any other event, result in any payment (whether of severance pay or otherwise) becoming due from the Company, Parent or any of their respective Subsidiaries to any officer or employee of the Company or any of its Subsidiaries;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries licenses to (an “Outbound IP Agreement”) or licenses from (an “Inbound IP Agreement”) any third party any Intellectual Property that is material to the conduct of the business of the Company and the Subsidiaries of the Company as currently conducted, including any such Intellectual Property that is material to the development of any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market; provided that the Company shall not be required to list the following Contracts on Section 3.13 of the Company Disclosure Letter: (A) any Outbound IP Agreement that is a confidentiality agreement or a non-exclusive license granted to a service provider of the Company solely for purposes of providing services to the Company, pursuant to an agreement entered into in the ordinary course of business, and (B) any Inbound Agreement that is a confidentiality agreement or is for non-customized software or Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials;

(ix) any Contract for research and development, clinical trials, product formulation, contract manufacturing or supply, for any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in each case in excess of $50,000;

(x) any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries in excess of $50,000;

(xi) any Contract (or group of related Contracts) providing for the purchase or sale of products or services by the Company or any of its Subsidiaries in excess of $50,000;

(xii) any Contract with a labor union or works council;

(xiii) any settlement agreement, or any Contract that waives any rights or grants any release, in each case where such settlement, waiver of rights or grant of release is material to the Company or any of its Subsidiaries;

(xiv) any Contract that grants any option, right of first refusal, right of first offer or similar right or any other Lien with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xv) any Contract that provides for the acquisition or disposition of any material business or material assets (whether by merger, purchase or sale of stock, purchase or sale of assets or otherwise) and with any outstanding obligations that are material to the Company and its Subsidiaries, taken as a whole; or

(xvi) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly-owned Subsidiaries).

(b) (i) Each Material Contract is valid and binding on the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto in all material respects in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under each Material Contract; (iii) there is no breach of or default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (iv) no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, through the action or inaction of any other party, that with or without notice or the lapse of time or both would (A) constitute a breach of or default by, (B) result in a right of termination for or automatic termination of, or (C) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for, in each case, any party under any Material Contract; (v) there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Material Contract; and (vi) during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any notice of termination (in whole or in part) in respect of any Material Contract, nor to the Knowledge of the Company, is any such party threatening to do so. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

SECTION 3.14 Personal and Real Property.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its material tangible assets, free and clear of all Liens, other than Permitted Liens.

(b) Neither the Company nor any of its Subsidiaries owns any real property. Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of all leases, subleases, licenses and occupancy agreements, together with all amendments and supplements thereto, under which the Company or any of its Subsidiaries leases (as lessee) or occupies real property (the “Real Property Leases”; the property covered by the Real Property Leases is referred to herein as the “Leased Real Property”). The Company has made available to Parent true and complete copies of each of the Real Property Leases. As applicable, each of the Company and its Subsidiaries has a valid and subsisting leasehold interest in all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens. To the Knowledge of the Company, (i) no Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor (ii) has any such condemnation, expropriation or taking been proposed to the Company or any of its Subsidiaries. All Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in default under any Real Property Lease, and no event has occurred which, with the giving of notice or passage of time, would constitute such a default by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto. The Company has not received any notice, order or proposal which would adversely affect the value or use or enjoyment of any of the Leased Real Property.

SECTION 3.15 Intellectual Property.

(a) Section 3.15(a)(i) of the Company Disclosure Letter sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Company Registered IP”). The Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries exclusively, except as set forth under the “owner” column of Section 3.15(a) of the Company Disclosure Letter, owns and possesses, free and clear of all Liens (excluding any Permitted Liens), all right, title and interest in and to the Company Registered IP and all other Intellectual Property owned by the Company or any Subsidiary of the Company as of the date hereof (collectively, the “Company Owned IP”). Section 3.15(a)(ii) of the Company Disclosure Letter sets forth a list of all issued patents and pending patent applications, in each case, owned by a third party and licensed to the Company or any of its Subsidiaries as of the date hereof under an Inbound IP Agreement that is listed or required to be listed on Section 3.13(a)(viii) of the Company Disclosure Letter (collectively, the “Company In-Licensed Patents”). Section 3.15(a) of the Company Disclosure Letter identifies, for each item of Company Registered IP or Company In-Licensed Patents, as applicable, the (i) application number, (ii) patent or registration number, (iii) filing date, (iv) issue or registration date and (v) owner. With respect to all Company Registered IP, the owner identified on Section 3.15(a)(i) of the Company Disclosure Letter is the current owner of record.

(b) Each of the Company and its Subsidiaries has taken commercially reasonable steps to (i) protect its rights in its Company Registered IP and all other material Company Owned IP, and (ii) maintain the confidentiality of all material information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use including by causing all current and former employees, consultants, and contractors of the Company or any Subsidiary who have access to any such confidential information to enter into written agreements with the Company or such Subsidiary agreeing not to disclose, or use beyond the permitted uses provided for under such agreements, any such confidential information. All Intellectual Property that was created by employees of the Company or its Subsidiaries within the scope of their employment is owned by the Company or its applicable Subsidiary either by operation of law or pursuant to a written assignment agreement. All current and former consultants and contractors of the Company or any of its Subsidiaries who have created any Company Owned IP that is embodied by or necessary or used for the development, manufacture, use or sale of any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, have assigned ownership of such Company Owned IP to the Company or a Company Subsidiary pursuant to a written agreement. Neither the Company nor any of its Subsidiaries uses any Intellectual Property (i) created or owned by any of its consultants or contractors and (ii) embodied by or necessary or used for the development, manufacture, use or sale of any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, that is not either Company Owned IP or licensed to the Company or a Company Subsidiary pursuant to a written agreement.

(c) To the Knowledge of the Company, (i) none of (v) the operation of the business of the Company and its Subsidiaries as currently conducted, (w) any compound or product being developed by the Company or any Subsidiary of the Company, as such compounds and products exist as of the date of this Agreement (the “Company Products and Compounds”), (x) the development of any of the Company Products and Compounds, as such activities have been conducted, are currently conducted or are currently planned to be conducted, as reflected in the Company’s regulatory submissions for the Company Products and Compounds, (y) without a duty of inquiry, the manufacture or production of any of the Company Products and Compounds, as such activities have been conducted, are currently conducted or are currently planned to be conducted, including, except as set forth in Section 3.15(c) of the Company Disclosure Letter, all manufacturing processes that are either currently contemplated by the Company for the commercial manufacture of any of the Company Products and Compounds or that have been developed by the Company or any of its Subsidiaries, or that have been developed by the Company or any of its Subsidiaries and the third party set forth on Section 3.15(c) of the Company Disclosure Letter, for use in connection with the commercial manufacture of any of the Company Products and Compounds, or (z) the importation, sale or offer for sale of any of the Company Products and Compounds, infringes or will infringe upon any patents, copyrights, trademarks or other Intellectual Property rights of any third party or misappropriates the subject matter of any trade secrets of any third party, and (ii) since December 31, 2013, neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring. To the Knowledge of the Company, (A) no third party is infringing upon any patents, copyrights, trademarks or other Intellectual Property rights or misappropriating the subject matter of any trade secrets owned by the Company or any of its Subsidiaries in a material manner, and (B) since December 31, 2013, neither the Company nor any of its Subsidiaries has asserted any written claim or notice that any such infringement or misappropriation is occurring or has occurred.

(d) There are no Contracts to which Company or one of its Subsidiaries is a party under which royalty, license fee, milestone and other payment obligations (other than patent prosecution and maintenance costs and expenses, costs and expenses relating to enforcement or defense of Intellectual Property rights, and indemnity payments under customary commercial terms of Contracts entered into in the ordinary course of business) are payable by or to the Company or such Subsidiary with respect to any Company Registered IP or any material Intellectual Property of a third party licensed to the Company or any of its Subsidiaries as of the date hereof, other than the Contracts listed in Section 3.13(a)(viii) of the Company Disclosure Letter (and those Contracts permitted to not be listed under such Section by the terms of such Section).

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Letter, none of (i) the Company Registered IP (including, for the avoidance of doubt, any Company Registered IP that is also a Company In-Licensed Patent, but solely to the extent of any funding or services provided by or to the Company or any of its Subsidiaries with respect to any of the inventions disclosed or claimed in such Company Registered IP), (ii) to the Knowledge of the Company, Company In-Licensed Patents (other than to the extent any such Company In-Licensed Patents are included within the scope of item (i) above), or (iii) any other Company Owned IP embodied by or necessary or used for the development, manufacture, use or sale of any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, was developed by or on behalf of, pursuant to a Contract with, or using grants or any other subsidies of, any Governmental Entity, public entity, university, corporate sponsor, or other third party (each a “Subsidizing Entity”), where any such Subsidizing Entity has acquired any ownership or license rights (other than non-commercial, non-exclusive licenses) in any such Intellectual Property based upon (A) having funded or having procured services to the Company or any Subsidiary of the Company, with respect to such Company Owned IP, or, to the Knowledge of the Company, having funded or having procured services to the third party licensor, with respect to such other Company In-Licensed Patents, or (B) having provided services on behalf of the Company or any Subsidiary of the Company, with respect to such Company Owned IP, or to the Knowledge of the Company, having provided services on behalf of any third party, with respect to such other Company In-Licensed Patents.

(f) Neither the Company nor any of its Subsidiaries has received since December 31, 2014 any written notice or claim: (i) asserting the invalidity, misuse or unenforceability of any issued or registered Company Registered IP, (ii) challenging the Company’s or a Company Subsidiary’s ownership of or rights to use, license or otherwise exploit any Company Owned IP, or (iii) asserting that the Company has engaged in unfair competition, false advertising or other unfair business practices. As of the date hereof, there is no Action before any court or tribunal (including in the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Company Registered IP, other than ex parte prosecution proceedings conducted in the ordinary course, including any office actions or other similar proceedings in the ordinary course of prosecuting applied-for Company Registered IP and, to the Knowledge of the Company, there is no such Action related to any Company In-Licensed Patents.

SECTION 3.16 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.4(c), no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) of the State of Delaware apply to this Agreement or any of the transactions contemplated hereby.

SECTION 3.17 Brokers. No broker, agent, investment banker, financial advisor or other Person, other than MTS Securities, LLC, an Affiliate of MTS Health Partners, LP (“MTS”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and complete copy of any engagement letter or other Contract between the Company and MTS relating to the Merger or any of the other transactions contemplated by this Agreement.

SECTION 3.18 Opinion of Financial Advisor. The Company Board has received the opinion of MTS as financial advisor to the Company, that as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Offer Price or Merger Consideration is fair from a financial point of view to the holders of Shares. The Company shall, promptly following the execution and delivery of this Agreement by all parties, furnish a true and complete written copy of such opinion to Parent solely for informational purposes.

SECTION 3.19 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries; neither the Company nor any of its Subsidiaries is in breach or default under any of its insurance policies; neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any of its insurance policies; neither the Company nor a Subsidiary has been refused any insurance coverage sought or applied for.

SECTION 3.20 Regulatory

(a) Neither the Company nor any Subsidiary of the Company has received any written notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the U.S. Food and Drug Administration (the “FDA”) or other relevant regulatory authorities, or any other court or arbitrator or federal, state, local or foreign governmental or regulatory authority, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) (the “FFDCA”), or similar state, federal or foreign law or regulation; the Company and each Subsidiary of the Company is and has been in compliance in all material respects with applicable health care laws, including without limitation and as applicable, the FFDCA and the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), all applicable federal, state, local and all foreign civil and criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws, the statutes, regulations and directives of applicable government funded or sponsored healthcare programs, and the regulations promulgated pursuant to such statutes, the Standards for Privacy of Individually Identifiable Health Information, the Security Standards, and the Standards for Electronic Transactions and Code Sets promulgated under HIPAA, the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and the regulations promulgated thereunder and any state or non-U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals or prescribers, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, the regulations promulgated thereunder; the U.S. Controlled Substances Act (21 U.S.C. Section 801 et seq.), quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company and the Subsidiaries of the Company (collectively, “Health Care Laws”); (iii) the Company and each Subsidiary of the Company possesses all material licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Health Care Laws and/or to carry on its businesses as presently conducted (“Authorizations”) such Authorizations are valid and in full force and effect, neither the Company nor any Subsidiary of the Company is in violation of any material term of any such Authorizations and Section 3.20(a) of the Company Disclosure Letter includes a true and complete list of all Authorizations that are investigational new drug applications, new drug applications and other applications for approval of the commercialization, commercial manufacture, distribution, marketing, promotion, offer for sale, use, import, export or sale of a pharmaceutical product or other product or device that is subject to the regulatory authority of the FDA (an “FDA Regulated Product”) in a regulatory jurisdiction that have been filed with the FDA or any similar regulatory authority outside of the United States by the Company or any Subsidiary of the Company for any FDA Regulated Product; (iv) neither the Company nor any Subsidiary of the Company has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product operation or activity is in violation of any Health Care Laws or Authorizations, nor to the Knowledge of the Company is any Governmental Entity or third party considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (v) neither the Company nor any Subsidiary of the Company has received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations, nor, to the Knowledge of the Company, is any Governmental Entity considering such action; (vi) the Company and each Subsidiary of the Company has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects and not misleading on the date filed (or were corrected or supplemented by a subsequent submission); and (vii) neither the Company nor any Subsidiary of the Company has, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning, “dear doctor” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Knowledge of the Company, no third party has initiated or conducted any such notice or action.

(b) The research, studies and tests conducted by or on behalf of the Company and each Subsidiary (collectively, “Studies”) have been and, if still pending, are being conducted with reasonable care and, to the extent required, in material compliance with good clinical practice (GCP) requirements in accordance with the FFDCA and its implementing regulations. The Company and each Subsidiary of the Company have made all such filings and obtained all such approvals as may be required by the FDA or any committee thereof or from any other applicable U.S. or foreign government regulatory agency, or health care facility Institutional Review Board. Neither the Company nor any Subsidiary of the Company has received any correspondence from any Governmental Entity requiring the termination, suspension or material modification of any Studies. The Company and each Subsidiary of the Company have operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Governmental Entity.

(c) Neither the Company nor any Subsidiary of the Company has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws nor, to the Knowledge of the Company, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and each Subsidiary of the Company have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any Subsidiary of the Company is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any Subsidiary of the Company nor any of their respective employees, officers or directors nor, to the Knowledge of the Company, agents or subcontractors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or is subject to a governmental proceeding or similar action or, to the Knowledge of the Company, a governmental inquiry, investigation or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

(d) With respect to each FDA Regulated Product that is the subject of an Authorization listed or required to be listed on Section 3.20(a) of the Company Disclosure Letter, Section 3.20(d) of the Company Disclosure Letter includes a true and complete list of all preclinical and clinical studies conducted or sponsored by or on behalf of the Company or any of its Subsidiaries using any such FDA Regulated Product and all contract research organizations who have participated in any such studies or other aspects of the development of any such FDA Regulated Product. With respect to the Company’s developmental product candidate, OCR-002, both in its intravenous and oral formulations, the Company has made available to Parent: (i) accurate and complete copies of all clinical study reports for any preclinical studies listed or required to be listed on Section 3.20(a) of the Company Disclosure Letter and access to all electronic databases related to any such preclinical studies, (ii) accurate and complete copies of all clinical study reports and trial master files (to the extent electronic copies are available) for any clinical studies listed or required to be listed on Section 3.20(a) of the Company Disclosure Letter and access to all electronic databases related to any such clinical studies, (iii) all other all toxicology, pharmacokinetic and pharmacodynamic reports, files, records, dossiers, and data that have been included in any submission to any Governmental Authority in respect of any such FDA Regulated Product or Authorization, (iv) a comprehensive listing of all meetings, correspondence, submissions and other interactions with any Governmental Authority in respect of any such FDA Regulated Product or Authorization, and (v) a complete copy of all material submissions made to any Governmental Authority, all material correspondence (including emails) between the Company or its Subsidiaries and any such Governmental Authorities, and all material contact reports or other summaries of material telephonic or in-person meetings with any such Governmental Authorities, in each case in respect of or regarding any such FDA Regulated Product or Authorization.

SECTION 3.21 Environmental.

(a) The Company made available to Parent all material records and material correspondence in the possession of the Company relating to environmental matters affecting the Company and which were prepared for or submitted to applicable Governmental Entities within three (3) years of the date of this Agreement.

(b) The Company and its Subsidiaries are in compliance in all material respects with applicable Environmental Laws, and have not received any written notice alleging any violation by the Company or its Subsidiaries with respect to any applicable Environmental Laws, including with respect to possessing and being in compliance with any Permits required for the Company and its Subsidiaries to operate under applicable Environmental Laws.

(c) To the Knowledge of the Company, the properties operated by the Company and its Subsidiaries (including soils, groundwater, surface water, indoor air, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration or in a condition that would give rise either to an obligation to act to address the Hazardous Substance contamination or condition or to disclose to a Governmental Entity that Hazardous Substance contamination or condition under any Environmental Law.

(d) Neither the Company nor its Subsidiaries have received written notice that the Company is subject to any liability under any Environmental Law for any Hazardous Substance disposal, release or contamination on the property of any third party nor has the Company disposed of, transported, or arranged for the disposal of or transport of any Hazardous Substances in a way that would require investigation or remediation pursuant to applicable Environmental Law or otherwise subject the Company to any liability pursuant to applicable Environmental Law.

(e) The Company and its Subsidiaries have not released any Hazardous Substance into the environment except (A) in compliance with Environmental Law or (B) in an amount or concentration that would not reasonably be expected to give rise to any material liability or obligation under any Environmental Law.

(f) Neither the Company nor any of its Subsidiaries is named as a party to any Action or order addressing liability under any Environmental Law nor has the Company or any of its Subsidiaries received a demand or other notice threatening to assert a claim for such liability against the Company or any of its Subsidiaries.

SECTION 3.22 Indebtedness. Section 3.22 of the Company Disclosure Letter sets forth all Indebtedness of the Company and its Subsidiaries and each document evidencing or documenting any such Indebtedness.

SECTION 3.23 Affiliate Transactions. No relationship exists between the Company or any of its Subsidiaries, on the one hand, and any officer, director, or other Affiliate (other than any Subsidiary of the Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described in the Company SEC Documents.

SECTION 3.24 Anti-Corruption. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, executive, officer, agent, employee, distributor or other Person while acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses to influence political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company or any of its Subsidiaries, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature. Neither the Company nor any of its Subsidiaries has ever conducted any export transactions.

SECTION 3.25 Clinical Supply. The Company or its Subsidiaries has good and marketable title to its clinical supply free and clear of all Liens (other than Permitted Liens). Such clinical supply has been manufactured in accordance with the specifications therefor as set forth in the applicable manufacturing documentation, the applicable Permit and other Laws. The clinical supply has been properly stored in accordance with the relevant specifications.

SECTION 3.26 Suppliers. Section 3.26 of the Company Disclosure Letter sets forth a true and complete list of the ten (10) largest (measured by gross expenditures by the Company and its Subsidiaries on a consolidated basis) suppliers (each, a “Material Supplier”) to the Company and its Subsidiaries for the twelve (12) months ended September 30, 2017. No Material Supplier has terminated or cancelled, or delivered written notification to the Company or any of its Subsidiaries that it intends to terminate or cancel, or decreased materially or, to the Knowledge of the Company, threatened to decrease or limit materially, its relationship with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been engaged in a material dispute with a Material Supplier. There has been no material change in the pricing or other material terms of its business relationship with any Material Supplier that is adverse to the Company or its Subsidiaries, except changes made in the ordinary course of business consistent with past pricing practices which changes in the aggregate would not be material to the Company and its Subsidiaries, taken as a whole. All amounts owing to such Material Supplier by the Company or any of its Subsidiaries have been paid in all material respects in accordance with their respective terms.

SECTION 3.27 Exclusivity of Representations and Warranties. Neither the Company nor any of its Affiliates, nor any Representative of any of the foregoing, is making any representation or warranty of any kind or nature whatsoever, written or oral, express or implied, in connection with this Agreement or the transactions contemplated hereby (including any such representation or warranty relating to the business, financial condition, results of operations, prospects, assets or liabilities of the Company and its Subsidiaries), except as expressly set forth in this Article III or any certificate delivered pursuant clause (e) of Annex I, and such Persons hereby expressly disclaim any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.1 Organization, Standing and Power. Each of Parent and Purchaser (a) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (c), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.2 Authority.

(a) Each of Parent and Purchaser has all necessary corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject (in the case of Purchaser) to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Purchaser and the consummation by each of Parent and Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of Parent and Purchaser and no other corporate or similar proceedings on the part of Parent or Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the date hereof, the Board of Directors of Purchaser, acting via unanimous written consent, adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are in the best interests of Purchaser and its sole stockholder, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directing that this Agreement be submitted to Parent for adoption, and (iv) recommending that Parent vote in favor of the adoption of this Agreement.

(c) The adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Purchaser, and the consummation by each of Parent and Purchaser of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the organizational documents of Parent or Purchaser;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to Parent or Purchaser or by which any of their assets or properties are bound; or

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Contract to which Parent or Purchaser is a party or by which their assets or properties are bound;

except, in the case of clauses (ii) and (iii), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Purchaser, and the consummation by each of Parent and Purchaser of the transactions contemplated hereby, do not and will not, with respect to Parent and Purchaser, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under any state securities or “blue sky” laws, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iii) compliance with applicable requirements of the Exchange Act, (iv) compliance with applicable rules and regulations of the New York Stock Exchange, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Ownership and Operations of Parent and Purchaser.

(a) Purchaser has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection herewith, or as otherwise required or incidental to negotiate, execute, deliver and effect the transactions contemplated by this Agreement.

(b) All of the issued and outstanding capital stock of Purchaser is owned directly by Parent.

(c) None of Parent, Purchaser nor any of their Affiliates (i) owns, directly or indirectly, beneficially or of record, any Shares or (ii) holds any rights to acquire or vote any Shares, except pursuant to this Agreement. None of Parent, Purchaser nor any of their Affiliates is an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL.

SECTION 4.5 Funds. As of the date hereof, Parent has, and, as of the Offer Acceptance Time and the Effective Time, Parent will have, sufficient cash, available lines of credit or other sources of readily available funds to enable it to pay (a) the aggregate Closing Amount in accordance with the terms of this Agreement and (b) the aggregate amounts payable pursuant to the CVRs as and when such payments become due and payable (to the extent payable in accordance with the terms of the CVR Agreement).

SECTION 4.6 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.6 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

SECTION 4.7 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Purchaser or any of their Affiliates.

SECTION 4.8 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of Parent’s Affiliates or Purchaser or any of Purchaser’s Affiliates or any of its assets or properties, at law or in equity, which if adversely determined would have a material adverse effect on Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement. As of the date hereof, Parent is not subject to any judgment, order, injunction, rule or decree of any Governmental Entity, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.9 Exclusivity of Representations and Warranties. Neither Parent nor Purchaser nor any of their Affiliates, nor any Representative of any of the foregoing, is making any representation or warranty of any kind or nature whatsoever, written or oral, express or implied, in connection with this Agreement or the transactions contemplated hereby, except as expressly set forth in this Article IV, and such Persons hereby expressly disclaim any such other representations or warranties.

ARTICLE V

COVENANTS

SECTION 5.1 Conduct of Business of the Company. Between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to preserve intact in all material respects their business, assets and technology, keep available the services of their officers and employees, maintain in effect all of their material Permits and preserve their relationships and goodwill with those Persons having significant business relationships with the Company or any of its Subsidiaries. In addition to and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any of its capital stock, ownership interests or other securities, or any options, warrants, convertible securities or other rights to acquire any of its capital stock, ownership interests or other securities, except for (i) the issuance of Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date hereof in accordance with the terms thereof, (ii) the issuance of Shares upon the settlement of RSUs outstanding on the date hereof in accordance with the terms thereof, or (iii) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company, other than the acquisition of Shares in connection with a cashless or net exercise of Company Stock Options outstanding on the date hereof or in order to pay Taxes in connection with the vesting or exercise of any other equity awards (including Company Stock Options and RSUs) outstanding on the date hereof;

(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory in the ordinary course of business or pursuant to existing Contracts; or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory in the ordinary course of business or pursuant to existing Contracts;

(f) other than in the ordinary course of business, (i) enter into or amend in any material respect any Material Contract or any Contract which if entered into prior to the date hereof would be a Material Contract, or (ii) terminate, or fail to exercise an expiring renewal option or grant a waiver of a material provision under, any Material Contract; provided, however if the Company takes any of the actions set forth in (i) or (ii) in the ordinary course of business, it will provide prompt notice to Parent;

(g) make any capital expenditures, individually or in the aggregate, in excess of $50,000;

(h) (i) incur, refinance, assume, guarantee or otherwise become liable for any Indebtedness, or amend or modify in any material respect or prepay or refinance any Indebtedness, (ii) make any loans, advances (other than travel advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly-owned Subsidiary of the Company, or (iii) amend, supplement, modify, cancel, release or assign any material Indebtedness of any Person owed to the Company or any of its Subsidiaries;

(i) except as expressly required by any Company Plan or Contract in existence on the date hereof and made available to the Company, or applicable Law, (i) increase the salary, bonus or other compensation or fringe benefits of, or grant any type of compensation or benefits not previously provided to, any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice, (ii) grant or pay any severance, change in control, retention or termination pay, or modifications thereto or increases therein, to any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers, employees or independent contractors, (iv) enter into any collective bargaining agreement, neutrality agreement or other labor agreement with any labor organization or (v) establish, adopt, enter into or amend in any material respect or terminate any Company Plan;

(j) make any material change in any accounting principles, except as may be required by Law or GAAP or any official interpretations thereof;

(k) other than in the ordinary course of business or as required by applicable Law, (i) make any material Tax election, (ii) enter into any settlement or compromise of any material Tax liability, (iii) amend any Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax, or (vi) surrender any right to claim a material Tax refund;

(l) adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable Law;

(m) grant or suffer to exist any Liens on any properties or assets, tangible or intangible, of the Company or any of its Subsidiaries, other than Permitted Liens;

(n) sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any Subsidiary or any material assets, securities, or property except (A) as required pursuant to Contracts existing as of the date hereof and in accordance with their terms or (B) in the ordinary course of business consistent with past practice;

(o) settle any Action against the Company or any of its Subsidiaries, other than settlements of Actions (A) where the amount paid by the Company or any of its Subsidiaries in settlement does not exceed $50,000 individually or in the aggregate, (B) that do not impose any material restriction on the business of the Company or any of its Subsidiaries, (C) that provide for a complete release of the Company and its Subsidiaries for all claims and (D) that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries;

(p) waive, release or assign any material rights or material claims or make any material payment, directly or indirectly, of any liability of the Company or any of its Subsidiaries before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(q) sell, transfer or license or sublicense any rights in any intellectual property owned by or licensed to the Company or any Subsidiary of the Company or, with respect to any Company Owned IP or any patent or pending patent application included in Company In-Licensed Patents that the Company prosecutes or maintains or has the authority to prosecute or maintain, allow or otherwise permit any such intellectual property to become abandoned or otherwise fail to maintain any such intellectual property;

(r) (i) acquire any fee interest in real property or (ii) amend, modify or terminate any Real Property Lease or enter into any new lease for any real property;

(s) change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices;

(t) create any Subsidiary of the Company or any of its Subsidiaries;

(u) enter into any new line of business, or form or commence the operations of any joint venture;

(v) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of the Company or its Subsidiaries;

(w) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies without replacing such policy with substantially comparable coverage; or

(x) commit to take any of the actions described in the preceding paragraphs (a) through (w).

For avoidance of doubt, nothing in this Section 5.1 is intended to or shall result in the transfer of beneficial ownership of the Company to Parent prior to the Offer Acceptance Time.

SECTION 5.2 Unsolicited Proposals.

(a) Subject to Section 5.3(b) and Section 5.3(c) and except as expressly permitted by this Section 5.2, until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall direct and use its reasonable best efforts to cause its Representatives and its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Parent and Purchaser), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement in accordance with this Section 5.2) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, (iv) approve, support, adopt or recommend any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing. From and after the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room or other access to data or information of the Company, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal, and (C) promptly following the date hereof the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such third party be returned or destroyed in accordance with the applicable Acceptable Confidentiality

Agreement. It is agreed that (1) any violation of the restrictions set forth in this Section 5.2(a) by any officer, director or employee of the Company or any of its Subsidiaries shall constitute a breach of this Section 5.2 by the Company and (2) any inquiry, proposal or offer that results from any material violation of the foregoing restrictions by any Representative of the Company or any of its Subsidiaries (other than such Representatives included in the foregoing clause (1)) shall be deemed to be not in compliance with this Section 5.2.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof prior to the Offer Acceptance Time, (i) the Company receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal did not result from a breach of this Section 5.2 and (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, then the Company shall notify Parent in writing of such determination promptly after the Company Board makes such determination (and in any event within 24 hours after making such determination) and the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries pursuant to an Acceptable Confidentiality Agreement and (B) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such third party, which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may direct any Persons to this Agreement, including the specific provisions of this Section 5.2.

(c) The Company shall as promptly as practicable (and in any event within 24 hours) notify Parent of the Company’s (or any of its Representatives’) receipt of any Acquisition Proposal or any offer that would reasonably be expected to lead to an Acquisition Proposal, or of any request for discussion, negotiation or information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books, or records of the Company or any of its Subsidiaries by any third party that would reasonably be expected to lead to an Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the third party making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the third party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within 24 hours after receipt thereof.

(d) The Company agrees to enforce, and not to release or permit the release of any Person from, or to modify or waive or permit the waiver or termination of any provision of, any Acceptable Confidentiality Agreement (including any standstill or similar provisions contained therein), other than to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) Definitions. For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not less restrictive in the aggregate to the receiving party thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of Section 5.2 and 5.3. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential acquisition of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of this Agreement.

(ii) “Acquisition Proposal” means any offer or proposal from any third party relating to any transaction or series of related transactions involving any (i) acquisition or purchase by any third party, directly or indirectly, of (A) 20% or more of the Common Stock, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of the Common Stock, or (B) 20% or more of the assets or businesses of the Company and its Subsidiaries, taken as a whole, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.

(iii) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (A) would, if consummated, result in a transaction that is more favorable to the Company’s stockholders than the Offer and the Merger (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination) and (B) is reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to (1) “20% or more” shall be deemed to be references to “more than 50%” and (2) “80%” shall be deemed references to “50%.”

SECTION 5.3 Company Recommendation

(a) Subject to Section 5.3(b) and Section 5.3(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Purchaser, the Company’s recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Recommendation”), or fail to include the Company Recommendation in the Schedule 14D-9, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of Common Stock within ten Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute, or enter into, any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.2) or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as an “Adverse Recommendation Change”).

(b) (i) Notwithstanding anything in this Agreement to the contrary, including Section 5.3(a), at any time prior to the Offer Acceptance Time, in response to either (1) a Superior Proposal that is first made after the date hereof and did not result from a breach of Section 5.2 or this Section 5.3, or (2) any material fact, event, change, development or circumstance that was not known, or reasonably foreseeable, by the Company Board as of the date hereof (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable) and not relating to (x) any Acquisition Proposal or (y) any changes in the market price or trading volume of Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account) (such fact, event, change, development, circumstance or consequences thereof, an “Intervening Event”), the Company Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or iii below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 5.3(b) may be made and (y) no termination of this Agreement pursuant to Section 7.1(c)(ii) may be made, in either case:

(A) until after the fourth Business Day following written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(ii) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the third party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of four Business Days (provided, that the new notice period shall be shortened to the later of (x) three Business Days following Parent’s receipt of the new Notice of Superior Proposal or (y) the expiration of the initial four Business Day period, if the only change to such Superior Proposal is an increase in (without any change to the form of) the per share merger consideration), and compliance with this Section 5.3(b) with respect to such new notice);

(B) unless during such four Business Day period (or three Business Day period, if applicable in accordance with paragraph (A) above), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(C) unless, after complying with paragraphs (A) and (B) above, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, after giving due consideration to any irrevocable changes proposed to be made to this Agreement by Parent prior to the expiration of such four Business Day period (or three Business Day period, if applicable in accordance with paragraph (A) above).

(iii) In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 5.3(b) may be made:

(A) until after the four Business Day following written notice from the Company advising Parent that the Company Board intends to take such action and specifying the material facts underlying the determination by the Company Board that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail (a “Notice of Intervening Event”);

(B) unless during such four Business Day period, the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change; and

(C) unless, by the expiration of such four Business Day period, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into consideration any amendments to this Agreement proposed by Parent, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.

The provisions of this Section 5.3(b)(iii) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Notice of Intervening Event and the Company shall be required to comply again with the provisions of this Section 5.3(b)(iii), except that any reference to four Business Days shall instead be to the later of (x) three Business Days following Parent’s receipt of the new Notice of Intervening Event or (y) the expiration of the initial four Business Day period.

(c) Nothing contained in Section 5.2 or this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change.

SECTION 5.4 Access to Information; Confidentiality.

(a) From the date hereof until the Closing Date, upon reasonable notice, the Company shall afford Parent and its Representatives reasonable access to the properties, assets, offices, facilities, books and records of the Company and its Subsidiaries and shall furnish Parent with such financial, operating and other data and information relating to the Company and its Subsidiaries as Parent may reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Section, neither the Company nor any of its Subsidiaries shall be required to disclose any information to Parent or its Representatives if legal counsel for the Company reasonably determines that such disclosure would (a) be subject to any attorney-client or other legal privilege, or (b) contravene any Law; provided, that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clause (a) or (b) above, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or contravene the applicable Law. Prior to the Closing, Parent shall not and shall cause its Affiliates and its and their Representatives not to use any information obtained pursuant to this Section 5.4 for any purpose unrelated to the Merger and the transactions contemplated hereby.

(b) Parent and Purchaser shall hold all documents and other information concerning the Company and its Subsidiaries furnished to Parent or Purchaser in connection with this Agreement or the transactions contemplated hereby in accordance with the letter agreement, dated as of January 20, 2017, between the Company and Maillinckrodt LLC (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. No investigation pursuant to this Section 5.4 or information or notification provided or received by Parent pursuant to this Agreement will affect any of the representations or warranties of the parties contained in this Agreement (or the Company Disclosure Letter) or prejudice the rights and remedies of Parent or Purchaser hereunder.

SECTION 5.5 Efforts to Consummate the Merger.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (under Law or otherwise) in order to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including by using and by causing its Affiliates and Subsidiaries to use its and their reasonable best efforts to:

(i) prepare and file all forms, registrations and notices required under, and seek any consents, authorizations or other approvals required under, any Law or by any Governmental Entity in connection with the Merger and the other transactions contemplated hereby;

(ii) provide as promptly as possible to any applicable Governmental Entity all information and documentary materials that may be requested pursuant to any Antitrust Law;

(iii) obtain all required consents, approvals or waivers from any third Person, including as required under any Contract, each in form and substance reasonably satisfactory to Parent; provided that neither Parent nor the Company shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of the other party; and

(iv) resolve all objections asserted with respect to this Agreement or the Merger or other transactions contemplated hereby under any Law.

(b) Subject to applicable Law relating to the exchange of information and provided that written materials may be redacted as necessary to comply with contractual arrangements and to address reasonable privilege or confidentiality concerns, the parties shall keep each other reasonably apprised of the status of the matters addressed in this Section 5.5 and shall cooperate with each other in connection with such matters, including by:

(i) cooperating with each other in connection with filings or other written submissions required or advisable under any Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities, including cooperating in connection with their respective efforts to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under any Antitrust Laws as promptly as practicable and in any event before the Outside Date;

(ii) furnishing to outside antirust counsel for the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law;

(iii) promptly notifying each other of any material communications from or with any Governmental Entity with respect to the Merger or other transactions contemplated by this Agreement and ensuring to the extent permitted by Law and the applicable Governmental Entity that each of the parties has the opportunity to attend any meeting or phone call with or other appearance before any Governmental Entity; provided, however, that either party may limit attendance at such meeting or phone call to outside antitrust counsel of the other party; and

(iv) cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity.

Notwithstanding the foregoing, it is understood and agreed that Parent shall, on behalf of the parties and in consultation with the Company, control and lead all communications and strategy relating to any investigation or other inquiry that may arise in connection with any Antitrust Laws matters addressed in this Section 5.5, provided that, for the avoidance of doubt, neither Parent nor the Company will consent or agree to extend the waiting period under any Antitrust Law or enter into any agreement with any Governmental Entity with respect to the transactions contemplated by this Agreement without the prior written consent of the other party.

(c) For the avoidance of doubt, the obligations of Parent and Purchaser under this Section 5.5 shall not include any obligation on Parent or Purchaser to (i) agree to hold separate, divest, lease, license, transfer, dispose of or otherwise encumber, or cause a third party to purchase, any assets, licenses, operations, rights, product lines and/or any business or interest therein of Parent or the Company or any of their respective Affiliates, or (ii) agree to any restrictions of any kind on, or modifications to, any of Parent’s or its Affiliates’ business operations, as determined in Parent’s sole reasonable discretion.

(d) Notwithstanding anything to the contrary herein, the Company shall control the defense and settlement of all Stockholder Litigation initiated against the Company, the Company Board or any of its or their Representatives. The Company shall, as promptly as reasonably practicable, notify Parent in writing of, and shall give Parent the opportunity to participate in the defense and settlement of, any Stockholder Litigation. Notwithstanding the foregoing, the Company shall not communicate with any opposing party in any Stockholder Litigation regarding any settlement thereof without either (i) consulting with Parent in advance of such communication, taking into account in good faith Parent’s views as to acceptable settlement terms and promptly informing Parent of the contents of such communication, or (ii) allowing Parent’s counsel to participate in such communication. The Company shall not settle any Stockholder Litigation without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned, or delayed). Without otherwise limiting the Indemnified Party’s rights with regard to the right of counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Stockholder Litigation.

SECTION 5.6 Employment and Employee Benefits Matters.

(a) From and after the Effective Time, except as otherwise agreed in writing between Parent and any current or former employee of the Company or any of its Subsidiaries (each, a “Company Employee”) or as otherwise provided in this Agreement, Parent will honor, and will cause its Subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, retention and severance plan or agreement of or between the Company or its Subsidiaries and any officer, director or employee of that company, in each case, in accordance with its terms in effect on the date hereof, listed on Section 3.11(a) of the Company Disclosure Letter, (ii) all obligations in effect as of the Effective Time pursuant to outstanding restoration or equity based plans, bonus or bonus deferral plans, programs or agreements of the Company or its Subsidiaries, in each case, in accordance with its terms in effect on the date hereof, listed on Section 3.11(a) of the Company Disclosure Letter (excluding, for clarity, Annual Grants under the 2017 Non-Employee Director Compensation Policy) and (iii) all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or its Subsidiaries listed on Section 3.11(a) of the Company Disclosure Letter and previously provided to Parent. Parent acknowledges that the transaction contemplated hereby shall constitute a “change in control” for purposes of each Company Plan that uses such term or a similar term.

(b) Without limiting any additional rights that any Company Employee may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall, or shall cause the Surviving Corporation and each of their Subsidiaries, for the period commencing at the Effective Time and ending twelve (12) months thereafter, to maintain for any Company Employee who remains employed by Parent, Company or any of their Subsidiaries (i) cash compensation levels (such term to include salary, bonus opportunities, commissions and severance, but excluding equity, equity-based and long-term incentive compensation) that are each substantially similar to the overall cash compensation levels provided by Parent to its similarly situated employees in the same or comparable geographic locations, and (ii) benefits (including health, welfare and retirement benefits that in the aggregate are substantially similar to those maintained for and provided by Parent to its similarly situated employees in the same or comparable geographic locations.

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under (x) any severance-related provisions of existing Company Plans described in Section 5.6(a) above and (y) any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time, except, in each case, to the extent such treatment would result in duplicative benefits or require recognition of service under a newly established plan for which service is not taken into account for employees of Parent. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall take commercially reasonable efforts to (i) cause to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(d) All provisions contained in this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employees), other than the parties hereto, any legal or equitable or other rights or remedies with respect to matters provided for in this Section 5.6. Nothing in this Agreement shall be construed as requiring Parent or the Company or any of its Subsidiaries to provide employment, or to guarantee or any continued compensation, employee benefits or other rights, to any Company Employee. Further, nothing in this Section 5.6 shall be deemed to amend or modify any Company Plan or any other benefit or compensation plan, agreement or arrangement of the Company, Parent or any Affiliate of either.

(e) The Company shall, subject to and conditioned on the consummation of the transaction contemplated by this Agreement, take all action necessary to terminate the Ocera Therapeutics, Inc. 401(k) Profit Sharing Plan (the “Company 401(k) Plan”) effective as of the day immediately preceding the Closing. Subject to Parent being reasonably satisfied, consistent with the regulations under Section 401(a)(31) of the Code, that the Company 401(k) Plan meets all requirements for qualification under Section 401(a) of the Code, Parent shall permit participants who have an account balance under the Company 401(k) Plan to rollover his or her “eligible rollover distribution” (as defined under Section 402(c)(4) of the Code) to a qualified defined contribution plan maintained by Parent or Purchaser. The Company shall take all action necessary to permit such “eligible rollover distribution” as contemplated in this Section 5.6(e).

SECTION 5.7 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Tender and Support Agreements, the Merger or any of the other transactions contemplated hereby or thereby, each of the Company and Parent and their respective Boards of Directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity in connection with the Offer, the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated hereby, (b) any Action commenced or threatened in writing against, relating to or involving the Offer, the Merger or the other transactions contemplated hereby, and (c) any change, condition or event that results or would reasonably be expected to result in any failure of any condition set forth in Annex I or Article VI to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

SECTION 5.9 Director and Officer Liability.

(a) For six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 5.9(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 250% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such Persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 250% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) For six years after the Effective Time, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each such individual, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 5.9(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any Action (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the

Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party and set forth in Section 5.9(b) of the Company Disclosure Letter; and (y) any indemnification provision (including advancement of expenses, subject to the undertaking in this Section 5.9 to repay advanced amounts) and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date hereof, in each case to the fullest extent permitted under applicable Law. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 5.9. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that from and after the Effective Time the Indemnified Parties shall be third party beneficiaries of this Section 5.9).

SECTION 5.10 Rule 16b-3. The Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Offer, the Merger and other transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b–3 under the Exchange Act.

SECTION 5.11 Public Announcements. Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other analogous public statement with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any other analogous public statement prior to such consultation and without considering carefully and in good faith all comments timely received from the other party, except as may be required by applicable Law, court process or rule or regulation of the NASDAQ Stock Market LLC or the New York Stock Exchange; provided, however, that notwithstanding the foregoing, (a) the Company shall not be required to consult with Parent or Purchaser before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change effected in accordance with Section 5.3(b), and (b) Parent shall not be required to consult with the Company before issuing any press release or making any other public statement in connection with the issuance by the Company of any press release or other public statement of the type referred to in clause (a). Parent and the Company agree that the press release announcing the execution of this Agreement shall be a joint release of Parent and the Company.

SECTION 5.12 CVR Arrangements. At or prior to the Offer Acceptance Time, Parent, the Rights Agent and Guarantor shall execute and deliver the CVR Agreement to the Company.

SECTION 5.13 Treatment of Indebtedness. The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other reasonable actions to cause (a) the repayment in full on the Closing Date of all obligations then outstanding under, (b) the release on the Closing Date in connection with such repayment of (1) all guarantees of such obligations under and (2) all Liens securing such obligations (including any guarantee thereof) under, and (c) the termination on the Closing Date of, the Term Loan Facility (such actions described in clauses (a) through (c), the “Term Loan Facility Terminations”), including by obtaining a payoff letter in form and substance reasonably acceptable to Parent from the Collateral Agent under the Term Loan Facility; provided, that in no event shall this Section 5.13 require the Company or any of its Subsidiaries to (i) cause any of the Term Loan Facility Terminations to be effective until the Closing shall have occurred; or (ii) require the Company or any of its Subsidiaries to incur any liability in connection with the Term Loan Facility Terminations that is effective prior to the occurrence of the Effective Time.

SECTION 5.14 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Laws and rules and policies of the NASDAQ Stock Market LLC to enable the delisting by the Surviving Corporation of the Common Stock from the NASDAQ Stock Market LLC and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 5.15 Director Resignations. The Company shall use its reasonable best efforts to deliver to Parent, at or prior to the Effective Time, resignations of each of the directors of the Company and its Subsidiaries, in a form reasonably satisfactory to Parent, effective upon the Effective Time.

SECTION 5.16 Regulatory Matters. The Company shall keep Parent promptly informed of all material developments regarding any Authorizations listed or required to be listed on Section 3.20(a) of the Company Disclosure Letter, including by promptly providing to Parent any new material information that comes into its possession or control that is the subject of the representation of Section 3.20(d).

SECTION 5.17 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Law, the Compensation Committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

SECTION 5.18 Transaction Expenses. Assuming the Offer Acceptance Time occurs on or before December 31, 2017 (the “Measurement Date”), the Company will have sufficient cash and cash equivalents on hand to pay and fully discharge all outstanding Transaction Expenses and Indebtedness on or prior to the Closing. In the event the Offer Acceptance Time occurs on or before the Measurement Date and the Company’s cash and cash equivalents are insufficient to pay and fully discharge such Transaction Expenses and Indebtedness on or prior to Closing (the “Closing Shortfall”), there shall be no adjustment to the aggregate Offer Price or Merger Consideration payable pursuant to this Agreement or the CVR Agreement if such Closing Shortfall does not exceed $250,000 (the “Threshold Amount”). In the event the Offer Acceptance Time occurs on or before the Measurement Date and the Closing Shortfall exceeds the Threshold Amount, the first occurring Milestone Payment (as defined in the CVR Agreement), if any, payable in accordance with the terms of the CVR Agreement shall be reduced by the full amount of the Closing Shortfall. In the event the Offer Acceptance Time occurs after the Measurement Date, promptly following the Measurement Date, the Company shall notify Parent in writing of its aggregate balance of cash and cash equivalents as of the Measurement Date (“Measurement Date Cash Balance”) and the aggregate amount of Transaction Expenses and Indebtedness due and payable as if the Closing were to occur on the Measurement Date (the “Measurement Date Transaction Expenses”) and, to the extent the Measurement Date Transaction Expenses exceed the Measurement Date Cash Balance by more than the Threshold Amount (the “Measurement Date Shortfall”), the first occurring Milestone Payment, if any, payable in accordance with the terms of the CVR Agreement shall be reduced by the full amount of the Measurement Date Shortfall.

SECTION 5.19 Approval by Sole Stockholder. Immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Purchaser, shall adopt this Agreement and approve the Merger pursuant to Section 251(h) of the DGCL and in accordance with the DGCL.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the consummation of the Merger.

(b) Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 6.2 Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination. This Agreement may be terminated and (x) the Offer may be abandoned at any time prior to the Offer Acceptance Time and (y) the Merger may be abandoned at any time prior to the Effective Time, as follows (with any termination by Parent also being an effective termination by Purchaser and Guarantor):

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, upon written notice to the other party:

(i) at any time prior to the Offer Acceptance Time, if the Merger shall not have been consummated on or before 5:00 p.m., Eastern time, on such date that is six (6) months after the date hereof (the “Outside Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this paragraph (i) if such party’s material breach of any of its covenants or other agreements in this Agreement has been the primary cause of the failure of the Merger to occur on or before such date; or

(ii) if any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this paragraph (ii) shall have used its reasonable best efforts to prevent the entry of and to remove such judgment, order, injunction, rule, decree or other action;

(c) by the Company, upon written notice to Parent:

(i) at any time prior to the Offer Acceptance Time, if Parent or Purchaser has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of Parent or Purchaser is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Offer Acceptance Time would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by this Agreement and (B) cannot be cured on or prior to the fifth Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from the Company (or, if earlier, the fifth Business Day immediately before the Outside Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by the Company which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in clause (b) or (c) of Annex I; or

(ii) at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal in accordance with Section 5.3(b); provided, that the Company shall have (A) substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, (B) otherwise complied with all provisions of Sections 5.2 and 5.3, and (C) paid all amounts due pursuant to Section 7.3; or

(d) by Parent, upon written notice to the Company:

(i) at any time prior to the Offer Acceptance Time, if the Company has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of the Company is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Offer Acceptance Time would result in the failure of any of the conditions set forth in clause (b) or (c) of Annex I and (B) cannot be cured on or prior to the fifth Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from Parent (or, if earlier, the fifth Business Day immediately before the Outside Date);

provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by Parent or Purchaser which, if occurring or continuing at the Offer Acceptance Time, would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by this Agreement; or

(ii) at any time prior to the Offer Acceptance Time, in the event that (A) the Company Board shall have made an Adverse Recommendation Change or (B) the Company shall have violated or breached (or be deemed pursuant to the terms thereof to have violated or breached) in any material respect any provision of Section 5.2 or Section 5.3.

SECTION 7.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to Section 7.1, this Agreement shall immediately become void and of no effect; provided, however, that Section 5.4(b) (Access to Information; Confidentiality), Section 5.11 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Article VIII (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Purchaser or the Company shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith. For the avoidance of doubt, (a) the failure of Parent or Purchaser to consummate the Offer at the time required by Section 1.1(i) after all the Offer Conditions have been satisfied or waived or the Merger on the date required by Section 2.2 after the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a Willful Breach by Parent and Purchaser, and Parent shall be liable to the Company for such breach as provided herein notwithstanding any termination of this Agreement and (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms. Notwithstanding anything to the contrary provided in this Agreement, including in the foregoing provisions of this Section 7.2, nothing shall relieve any party for its fraud.

SECTION 7.3 Fees and Expenses.

(a) Generally. Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not the Offer and Merger are consummated.

(b) Breakup Fee. In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(i), by the Company pursuant to Section 7.1(b)(i), or by Parent pursuant to Section 7.1(b)(i) (unless the Company would have at such time been entitled to terminate this Agreement pursuant to Section 7.1(c)(i) but for such termination pursuant to Section 7.1(b)(i)), and (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or communicated to the Company Board before such termination and (B) within twelve months after the date of such termination, the Company enters into a definitive agreement in respect of any Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (A) above) (and the transaction contemplated by such Acquisition Proposal is subsequently consummated) (provided, that for purposes of this clause (B), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”);

then the Company shall pay Parent the Breakup Fee by wire transfer of same-day U.S. dollars to the applicable account or accounts designated in writing to the Company by Parent (x) in the case of Section 7.3(b)(ii), within three Business Days after such termination, (y) in the case of Section 7.3(b)(i), substantially concurrently with the termination of this Agreement pursuant to Section 7.1(c)(ii) and (z) in the case of Section 7.3(b)(iii), substantially concurrently with the consummation of the Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this Section 7.3(b) shall be payable only once with respect to Section 7.3(b) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent shall receive full payment pursuant to this Section 7.3(b), the receipt of the Breakup Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Purchaser or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Breakup Fee), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that (A) nothing in this Section 7.3(b) shall relieve the Company from any liabilities or damages resulting from any fraud or Willful Breach committed by the Company prior to such termination and (B) if the Company fails to pay the Breakup Fee in accordance with this Section 7.3(b) and Parent and/or Purchaser commences a suit which results in a final, non-appealable judgment against the Company for the Breakup Fee or any portion thereof, then the Company shall pay Parent and Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Breakup Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding). The Breakup Fee is non-refundable and shall not be offset by or credited against any other payment. Each of the parties acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent or Purchaser would enter into this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the Offer Acceptance Time; provided, however, that after the Offer Acceptance Time, no amendment may be made that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

SECTION 8.2 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Offer Acceptance Time, no waiver may be made that causes the Merger Consideration to differ from the Offer Price. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

SECTION 8.3 Nonsurvival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time for the period set forth therein or until fully performed.

SECTION 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of receipt, if delivered personally, (b) on the date of receipt, if delivered by facsimile or e-mail during normal business hours on a Business Day or, if delivered outside of normal business hours on a Business Day or on a day that is not a Business Day, on the first Business Day thereafter, or (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to the Company, to:

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, CA 94065

Attention: Linda Grais

Facsimile: (650) 521-5677

E-mail: lgrais@ocerainc.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Mitchell Bloom, Esq.

                 Daniel Lang, Esq.

Facsimile: (617) 523-1231

E-mail: mbloom@goodwinlaw.com; dlang@goodwinlaw.com

(ii) if to Parent, Purchaser, Guarantor or the Surviving Corporation, to:

c/o Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, Missouri 63042

Attention: Gary Phillips, Senior Vice President and Chief Strategy Officer

Facsimile: (314) 654-3440

E-mail: Gary.Phillips@mallinckrodt.com

with a copy (which shall not constitute notice) to:

Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, Missouri 63042

Attention: Michael-Bryant Hicks, Senior Vice President and

                 General Counsel

Facsimile: (314) 654-9126

E-mail: Michael-Bryant.Hicks@mallinckrodt.com

with a copy (which shall not constitute notice) to:

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Attention: Stephanie M. Hosler, Esq.

Facsimile: (314) 552-8797

E-mail: smhosler@bryancave.com

SECTION 8.5 Certain Definitions. For purposes of this Agreement:

“Action” means any action, suit, litigation, proceeding, investigation or proceeding by or before any Governmental Entity, and any other analogous arbitration, mediation or other proceeding.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Aggregate Milestone Payment Exercise Price Credit” means, with respect each Milestone Payment (as defined in the CVR Agreement), an amount equal to (a) the aggregate amount of, with respect to each Out of the Money Company Stock Option that was converted into the right to receive payment pursuant to Section 2.9(a), the lesser of (i) the Per Share Value Paid and (ii) the exercise price applicable to each such Out of the Money Company Stock Option, less (b) the sum of (i) the Closing Amount and (ii) the Aggregate Milestone Payment Exercise Price Credit applicable to each prior Applicable Per Share Milestone Payment.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Per Share Milestone Payment” means, with respect to the applicable Milestone Payment (as defined in the CVR Agreement), the quotient of (a) the sum of (i) the applicable Milestone Payment (reduced, as applicable in accordance with Section 5.18, by the Closing Shortfall or Measurement Date Shortfall, if any) and (ii) the Aggregate Milestone Payment Exercise Price Credit, divided by (b) the sum of (i) the aggregate number of CVRs issued pursuant to this Agreement, and (ii) the aggregate number of Shares underlying Out of the Money Company Stock Options outstanding as of immediately prior to the Effective Time (excluding Cancelled Company Stock Options).

“Breakup Fee” means $1,680,000.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City.

“Company Stock Option” means an option to purchase a Share granted under a Company Stock Plan.

“Company Stock Plans” means, collectively, the Company’s 2011 Stock Option and Incentive Plan, as amended and in effect on the date hereof, and the Ocera Therapeutics, Inc. 2005 Stock Plan.

“Contract” means any written or oral contract, agreement, commitment, deed, mortgage, lease, license or other understanding or arrangement that is or purports to be legally binding.

“Control”, including the terms “Controlled by” and “under common Control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise.

“Environmental Law” means all applicable Laws, which regulate or relate to (a) the protection or clean-up of the environment; (b) the use, treatment, storage, transportation, handling, disposal or release of hazardous substances; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (d) human health and safety, or which impose liability, obligations or responsibility with respect to any of the foregoing, as they may be in effect on the date hereof or at the Effective Time or the Closing Date.

“Governmental Entity” means any federal, national, supranational, state, provincial, local, foreign or other government, or any governmental, regulatory, self-regulatory or administrative authority, branch, agency, organization or commission, or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Substance” means any pollutant, chemical, substance or any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins and/or any other substance whose presence could be detrimental or a nuisance to property, human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person at any date means, without duplication, all obligations (whether or not due and payable as of such date) of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding, breakage fees, pre-payment fees or penalties, and other liabilities of any kind with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments, securities, contracts or agreements, (c) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (d) the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment obligations, but excluding trade payables or accruals in the ordinary course of business), (e) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements, (f) obligations of such Person as an account party under letters of credit, letters of guaranty and performance bonds (whether or not drawn), (g) any securitization transaction, (h) direct or indirect guarantees or other forms of credit support (including all “keepwell” arrangements) of any obligations described in clauses (a) through (g) above of any other Person, (i) all obligations of the type described in clauses (a) through (i) above secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed or guaranteed by such Person.

“Intellectual Property” shall mean any and all intellectual property of any type throughout the United States and the rest of the world, and all rights therein and thereto including all (a) patents, patent applications, including provisional applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, supplements and extensions thereof and any patents resulting from any post-grant proceedings involving any of the foregoing, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, and all goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, formulae, customer lists, trade secrets, know-how, manufacturing and production process and techniques and other proprietary and intellectual property rights, whether patentable or not, and (e) all income, royalties, damages and payments earned or accrued with respect to any of the foregoing (including damages and payments for infringements, misappropriations or other violations thereof and the right to sue and recover for infringements, misappropriations or other violations thereof.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.5 of the Company Disclosure Letter.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, injunction, judgment, award, ruling or order of any Governmental Entity.

“Lien” means any charge, mortgage, lien, pledge, security interest, right of repurchase, right of first refusal or offer, indenture, deed of trust, hypothecation, easement, restriction, adverse claim, title retention or other security arrangement, community property interest, option, encroachment, right of way or other title defect, equitable interest or other adverse right, interest, charge or claim of any kind, whether imposed by Contract, understanding, or Law.

“Material Adverse Effect” means any changes, effects, events, occurrences, states of facts, or developments that, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, (i) have had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of the Company to consummate the Offer or the Merger, excluding in the case of clause (i) above any such change, effect, event, occurrence, state of fact, or development to the extent resulting from or arising out of: (A) the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company; (C) general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein; (D) general conditions affecting the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which the Company or its Subsidiaries operate, or change therein; (E) any changes or proposed changes after the date hereof in GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes after the date hereof in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby; (G) the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Purchaser, or as required by this Agreement (but including in this clause (G) any change, effect, event, occurrence, state of facts, or development arising from any actions or omissions required to comply with Section 5.1 only to the extent that such change, effect, event, occurrence, state of facts, or development is the direct result of Parent unreasonably withholding its consent to the Company’s written request to take any action restricted or prohibited by Section 5.1); (H) any Stockholder Litigation; (I) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; (J) the availability or cost of equity, debt or other financing to Parent, Purchaser or the Surviving Corporation; or (K) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any third parties), or any change in the price or trading volume of shares of the Common Stock (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (I), such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs, or prevents or materially delays, the ability of Parent and Purchaser to consummate the Merger and the other transactions contemplated by this Agreement.

“Per Share Value Paid” means as of any Milestone Payment Date (as defined in the CVR Agreement), the sum of (a) the Closing Amount, (b) the Applicable Per Share Milestone Payments previously paid in respect of any earlier Milestone Payment Dates (if any) and (c) the Applicable Per Share Milestone Payment to be paid at such Milestone Payment Date.

“Permitted Lien” means (a) statutory Liens arising by operation of Law with respect to a liability which is not yet due and payable and for which adequate reserves in accordance with GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2017, (b) Liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2017, (c) materialmen’s, mechanics’, carriers’, workers’, warehousemen’s, repairers’, landlords’, lessors’ and other similar Liens relating to obligations as to which there is no default and which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2017, (d) pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), and (e) with respect to real property, any non-monetary Lien or other requirement or restriction arising under any zoning, entitlement, building, conservation restriction and other land use and environmental Law, but only if the same are not being violated by the current use of such real property or the operation of the business of the Company and its Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Representatives” shall mean officers, directors, employees, auditors, accountants, attorneys and financial advisors.

“RSU” means a restricted stock unit granted under a Company Stock Plan.

“Stockholder Litigation” means any Action (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of any stockholder of the Company against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Offer, the Merger or any related transaction (including any such claim or proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Term Loan Facility” means that certain Loan and Security Agreement, dated as of July 30, 2015, by and among the Company, Ocera Subsidiary, Inc., Oxford Finance LLC and Silicon Valley Bank, as amended, restated, modified, or supplemented, and any agreements, notes, or other documentation executed in connection therewith.

“Transaction Expenses” means (a) all fees and expenses payable or accrued and unpaid by the Company or any of its Subsidiaries in connection with the preparation, negotiation and execution of this Agreement and the CVR Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby and thereby, including all accounting, legal, investment banking, audit, other third party advisory or consulting fees and commercial banking fees and expenses related thereto, and (b) all payments, including bonus, retention and other forms of compensation, required to be made to current or former employees or directors of the Company and its Subsidiaries under the Company Plans or pursuant to any employment agreement or other Contract in connection with the consummation of the transactions contemplated by this Agreement, in each case, with respect to (a) or (b), that have been incurred, accrued or due and payable at or prior to the Closing.

“Willful Breach” means (a) with respect to any failure of a representation or warranty to be true or correct, that the party making such representation or warranty had actual knowledge (in the case of the Company representations or warranties that are qualified as to the “Knowledge” of the Company, such knowledge shall be limited to the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.5 of the Company Disclosure Letter), as of the date of this Agreement, of the fact that such representation or warranty was untrue or incorrect as of such date and (b) with respect to any material breach of a covenant or other agreement, a material breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a material breach of the relevant covenant or agreement.

SECTION 8.6 Interpretation. When a reference is made in this Agreement to an Article, Section, paragraph, clause or Exhibit, such reference shall be to an Article, Section, paragraph, clause or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender as the circumstances require, and in the singular or plural as the circumstances require. The Company Disclosure Letter and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “asset” and “property” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to any Law include references to any associated rules, regulations and official guidance with respect thereto. References to a Person are also to its predecessors, successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America. References to “days” mean calendar days unless otherwise specified. Each party hereto has been represented by counsel in connection with this Agreement and the transactions contemplated hereby and, accordingly, any rule of Law or any legal doctrine that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. The information and disclosures contained in any section of the Company Disclosure Letter shall be deemed to be disclosed and incorporated by reference in and with respect to the corresponding Section of this Agreement and to all additional Sections of this Agreement to the extent the applicability of such information and disclosure to such additional Sections is reasonably apparent on its face. When reference is made in this Agreement to information that has been “made available” or “provided to” Parent or its Representatives, that shall mean only such information that was (a) publicly filed on the SEC EDGAR database as part of a Company SEC Document since December 31, 2016 or (b) contained in the electronic data site established on behalf of the Company in connection with the transactions contemplated by this Agreement and to which Parent and Parent’s Representatives have been given access, in each case of clauses (a) and (b), prior to 8:00 P.M. Eastern time on the date that is one (1) day prior to the date hereof.

SECTION 8.7 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of competent jurisdiction as set forth in Section 8.11 and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this Section 8.7, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.7 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 8.7 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 8.7 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 8.7 or anything set forth in this Section 8.7 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available at any time.

SECTION 8.8 Entire Agreement. This Agreement (including the Exhibit hereto), the Company Disclosure Letter, the Tender and Support Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 8.9 No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of Articles I and II concerning payment of the aggregate Offer Price and Merger Consideration, Section 5.9, and Section 7.2, which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein; provided, however, that, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to Articles I and II concerning payment of the aggregate Offer Price and Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s equity holders.

SECTION 8.10 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

SECTION 8.11 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by it or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the parties agrees not to and to cause its Affiliates not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated hereby except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

SECTION 8.12 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.13 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that Parent or Purchaser, upon prior written notice to the Company, may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, provided such Subsidiary of Parent is a Delaware corporation and that such assignment shall not impair, delay or prevent the consummation of the Merger. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.14 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.14 with respect thereto. Upon such a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

SECTION 8.16 Guarantee.

(a) Parent shall cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement. Guarantor hereby agrees to cause Parent to honor Parent’s obligations and Purchaser to honor Purchaser’s obligations under this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Guarantor hereby unconditionally guarantees (the “Guarantee”) full performance and payment by each of Parent and Purchaser of each of the covenants, obligations and undertakings required to be performed by Parent and Purchaser under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Parent or Purchaser shall also be deemed to be a breach or default of Guarantor, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any or all of Guarantor, Parent and Purchaser in the first instance. The Guarantee is a guarantee of payment and performance, and not of collection. As applicable, references in this Section 8.16 to “Purchaser” shall also include the Surviving Corporation following the Effective Time.

(b) Guarantor represents and warrants to the Company that (i) Guarantor is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to execute and deliver the Guarantee and to perform its obligations hereunder, (iii) the execution, delivery and performance of the Guarantee by Guarantor have been duly authorized by all necessary corporate or similar action on the part of Guarantor, and no other corporate or similar proceedings on the part of Guarantor are necessary to approve the Guarantee and (iv) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated herein and the compliance with the provisions herein will not, conflict with or violate any applicable Law or agreement binding upon Guarantor, nor require authorization, consent or approval of, or filing with, any Governmental Entity, except in each case as would not impact Guarantor’s ability to perform or comply with its obligations hereunder in any material respect. None of Guarantor, Parent or Purchaser, nor any of their Affiliates, nor any Representative of any of the foregoing, is making any representation or warranty of any kind or nature whatsoever, written or oral, express or implied, in connection with Guarantor or the Guarantee, except as expressly set forth in this Section 8.16, and such Persons hereby expressly disclaim any such other representations or warranties.

(c) The provisions of Section 7.3(a) and Article VIII will be deemed to be applicable to this Section 8.16, and for the purposes of such provisions, Guarantor shall be considered a “party.”

[The remainder of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OCERA THERAPEUTICS, INC.

By:	/s/ Linda Grais
Name: Linda Grais
Title: Chief Executive Officer

MAK LLC

By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: President

MEH ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: President

Solely for purposes of Section 8.16:

MALLINCKRODT PLC

By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: Senior Vice President, Finance and Corporate Controller

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this Annex I is a part.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (g) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and the condition set forth in clause (f) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights and securities (other than Cancelled Company Stock Options and Cancelled Company Warrants) outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) (i) each of the representations and warranties of the Company set forth in Sections 3.4(a), 3.4(b), 3.4(c), 3.4(d) and 3.4(e) of the Agreement shall, except for any de minimis inaccuracies, be true and correct as of the date of the Agreement and as of the Offer Acceptance Time as if made as of the Offer Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) each of the representations and warranties of the Company set forth in clause (i) of Section 3.1(a) and Sections 3.1(b), 3.2, 3.16 and 3.17 of the Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Offer Acceptance Time as if made as of the Offer Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the remaining representations and warranties of the Company set forth in Article III of the

Agreement shall be true and correct as of the date of the Agreement and as of the Offer Acceptance Time as if made as of the Offer Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties in this clause (iii), all materiality and Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded);

(c) the Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Acceptance Time;

(d) since the date of the Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(e) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in clauses (b) through (d) above;

(f) no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger; and

(g) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

I-2

Exhibit A

Form of Contingent Value Rights Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

by and among

MAK LLC,

CONTINENTAL TRANSFER & TRUST COMPANY

and, solely for purposes of SECTION 7.12,

MALLINCKRODT PLC

Dated as of [                        ], 2017

i

ii

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [                ] [                ], 2017 (this “CVR Agreement”), by and among MAK LLC, a Delaware limited liability company (the “Company”), Continental Transfer & Trust Company, a New York banking corporation, as Rights Agent (the “Rights Agent”), and, solely for purposes of SECTION 7.12, Mallinckrodt plc, an Irish public limited company (“Guarantor”), in favor of each person who from time to time holds one or more Contingent Value Rights (“CVRs” and, each individually, a “CVR”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of November 1, 2017 (the “Merger Agreement”), by and among the Company, MEH Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Purchaser”), Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”) and, solely for purposes of Section 8.16 thereof, Guarantor;

WHEREAS, pursuant to the Merger Agreement, Purchaser (a) has made a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.00001 per share, of the Company and (b) as soon as practicable following the consummation of the Offer, will merge with and into Ocera (the “Merger”), with Ocera being the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of the Company; and

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) all words used herein will be construed to be in the plural as well as the singular;

(b) all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement; and

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision.

“Accounting Standards” means generally accepted accounting principles in the United States, consistently applied.

“Acting Holders” means, at the time of determination, Holders of not less than a thirty-four percent (34%) of the outstanding CVRs as set forth in the CVR Register.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

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“Board of Directors” means the board of directors of the Company or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Chairman of the Board of Directors, the Chief Executive Officer of the Company or the Secretary to the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in the city of New York, New York are not authorized or obligated by Law or executive order to close and, if the CVRs are listed on a national securities exchange, electronic trading network or other suitable trading platform, such exchange, electronic network or other trading platform is open for trading.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Product” means (a) any product comprised of the Product and any other drug, device, or biologic (as each such term is defined by FDA or other relevant Governmental Entity) that is physically, chemically, or otherwise combined or mixed and produced as a single entity; or (b) the Product packaged with any other drug, device, or biologic (as each such term is defined by FDA or other relevant Governmental Entity) and sold as a single unit for a single price.

“Compound” means (a) L-ornithine phenylacetate, (b) a Derivative of L-ornithine phenylacetate, and (c) the combination of (i) L-ornithine, a salt of ornithine, a Derivative of L-ornithine, or a salt of a Derivative of L-ornithine, and (ii) phenylacetate, a salt of phenylacetate, a Non-Stereoisomer Derivative of phenylacetate, or a salt of a Non-Stereoisomer Derivative of phenylacetate.

“Derivative” means any isomer, stereoisomer, enantiomer, racemate, ester, prodrug, deuterated form, isotopic or radiolabeled equivalent, metabolite or conjugate.

“Diligent Efforts” means, with respect to the Product, using such efforts and resources normally used by Persons in the pharmaceutical business similar in size and resources to the Company, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling), other product candidates, the competitiveness of alternative products in the marketplace or under development, the regulatory environment and the expected profitability of the applicable product (including development costs, pricing and reimbursement, cost of goods and all other costs associated with the applicable product (including direct regulatory required support and medical affairs costs (REMS), direct intellectual property defense costs, and direct distribution and logistics costs), but excluding payments under this CVR Agreement), and relevant commercial, financial, technical, legal, scientific and/or medical factors. For clarity, “Diligent Efforts” does not mean that the Company guarantees that it will actually achieve any Milestone, whether at all or by a specific date.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration or any successor agency.

“First Commercial Sale” means, with respect to the Product and a country, the first sale to a third party of the Product in such country for monetary value after all regulatory approvals have been obtained in such country.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“IV Milestone” means the enrollment of the first patient in a Phase 3 Clinical Trial of an intravenous formulation of the Product by the Company, any of its Affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, international treaties and conventions or requirements of any Governmental Entity.

“Merger” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Milestone(s)” means, individually or collectively as the context requires, (a) the IV Milestone, (b) the Oral Milestone and/or (c) the Product Sales Milestone.

“Milestone Payment” means, as applicable, (a) with respect to achieving the IV Milestone, an aggregate amount equal to $10,000,000, (b) with respect to achieving the Oral Milestone, an aggregate amount equal to $15,000,000 and (c) with respect to achieving the Product Sales Milestone, an aggregate amount equal to $50,000,000, in each case as may be reduced, as applicable in accordance with Section 5.18 of the Merger Agreement, by the Closing Shortfall or Measurement Date Shortfall, if any.

“Milestone Payment Date” means, (a) with respect to a Milestone Payment in connection with the IV Milestone and Oral Milestone, the date that is no later than sixty (60) days following the date of the achievement of the corresponding Milestone, and (b) with respect to the Milestone Payment in connection with the Product Sales Milestone, the date that is no later than sixty (60) days following the final determination of the Product Sales Statement reporting achievement of such Milestone.

“Non-Stereoisomer Derivative” means any isomer, ester, prodrug, deuterated form, isotopic or radiolabeled equivalent, metabolite or conjugate of phenylacetate.

“Officer’s Certificate” when used with respect to the Company means a certificate signed by the Chief Executive Officer, a president or any vice president, the Chief Financial Officer or any other person duly authorized to act on behalf of the Company for such purpose or for any general purpose.

“Oral Milestone” means the enrollment of the first patient in a Phase 3 Clinical Trial of an oral formulation of the Product by the Company, any of its Affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product.

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“Party” shall mean the Rights Agent, the Company and/or Holder(s), as applicable.

“Permitted Deductions” means the following deductions deducted by a Selling Entity from the gross invoiced sales price of the Product, or otherwise incurred by the Selling Entity with respect to the applicable sale of the Product, in each case as determined in accordance with Accounting Standards as historically and consistently applied by the Company and its Affiliates, and consistent with the deductions included in the audited net sales amount reported externally by Guarantor in its SEC filings.

(1) normal and customary trade, quantity and cash discounts;

(2) refunds, allowances or credits for defects, recalls, returns (returns to stock, damage product and expired product returns), rebates or allowances of goods or because of retroactive price reductions specifically identifiable to the Product;

(3) chargebacks, and rebates (or the equivalent thereof), including such payments mandated by programs of Governmental Entities, retroactive or otherwise;

(4) rebates (or the equivalent thereof) and administrative fees payable to medical healthcare organizations, to group purchasing organizations, managed care plans or organizations, benefit provider organizations and to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(5) tariffs, duties, excise, sales, value-added, use and other Taxes (other than Taxes based on net income) and charges of Governmental Entities;

(6) deductions for uncollectible amounts on previously sold Product (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a quarter, net of any recoveries of amounts previously written off as uncollectible from current or prior quarters);

(7) discounts pursuant to indigent patient programs and patient discount programs, coupon discounts and co-pay assistance program discounts;

(8) transportation, freight, postage, importation, shipping insurance and other handling expenses; and

(9) required distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.

For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (1) through (9) above, such item may not be deducted more than once.

“Permitted Transfer” means a transfer of CVRs (a) upon death by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by The Depository Trust Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

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“Phase 3 Clinical Trial” means a human clinical trial of a product on a sufficient number of patients that is designed to establish that such product is safe and efficacious for its intended use, and to support regulatory approval of such product.

“Product” means any product containing a Compound as an active pharmaceutical ingredient, in any dosage form or formulation, presentation and line extension and in any mode of administration and for any indication.

“Product Sales” means, with respect to sales of the Product worldwide, the aggregate gross amount invoiced by the Selling Entities (without double counting) for the Product sold to third parties other than any other Selling Entity, less the Permitted Deductions, in each case as determined in accordance with the Accounting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts, as historically and consistently applied by the Company and its Affiliates, and consistent with the audited net sales reported externally by Guarantor in its SEC filings. Non-commercial sales or other dispositions of the Product (i.e., sales that occur in a jurisdiction before approval, by the FDA or other applicable Regulatory Authority to commercialize the Product in that jurisdiction), so long as no monetary consideration is received by the applicable Selling Entity, shall not be deemed to be “Product sold” for purposes of calculating Product Sales. In the case of any sale of the Product between or among any of the Selling Entities for resale, Product Sales shall be calculated as above only on the value charged or invoiced on the first bona fide arm’s-length sale thereafter to a third party; provided, however that, where the purchasing Selling Entity is an end-user of, and does not further sell, the Product, Product Sales shall be calculated on the value charged or invoiced to such purchasing Selling Entity, less the Permitted Deductions, in each case as determined in accordance with the Accounting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts, as historically and consistently applied by the Company and its Affiliates, and consistent with the audited net sales reported externally by Guarantor in its SEC filings. If any Selling Entity receives any consideration other than monies for the sale of the Product, Product Sales shall include the fair market value of such consideration. Notwithstanding the foregoing, the following shall not be included in Product Sales: (a) Product provided for testing, administration to patients enrolled in clinical trials or for other research purposes or (b) Product used for test marketing, promotional or sampling purposes, provided that, in each case of (a) or (b), to the extent the relevant Selling Entity is reimbursed by a third-party payor for any of the foregoing, such reimbursements will be included in Product Sales.

Notwithstanding the foregoing, in the event that the Product is sold as a Combination Product (a “Combination Sale”), the Product Sales amount for the Product sold in such a Combination Sale shall be determined as follows:

(i)	Except as provided below, the Product Sales amount for a Combination Sale in a particular country shall be calculated by multiplying the gross amount invoiced for the Combination Sale (“Gross Combination Sale Amount”) (less all Permitted Deductions) by the fraction A/(A+B), where A is the wholesale acquisition cost charged by the applicable Selling Entity in such country for such Product if such Product is sold separately in such country by the applicable Selling Entity, and B is the wholesale acquisition cost charged by the applicable Selling Entity in such country for the other product(s) or active ingredients/components included in the Combination Product if such other product(s) or active ingredients/components are sold separately in such country by the applicable Selling Entity.

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(ii)	In the event that the applicable Selling Entity sells the Product included in a Combination Sale as a separate product in a country, but does not separately sell all of the other product(s) or active ingredients/components, as the case may be, included in such Combination Product in such country, the calculation of Product Sales resulting from such Combination Sale shall be determined by multiplying the Gross Combination Sale Amount (less all Permitted Deductions) by the fraction A/C where A is the wholesale acquisition cost charged by the applicable Selling Entity in such country for such Product sold separately in such country, and C is the wholesale acquisition cost charged by the applicable Selling Entity in such country for such Combination Product.

(iii)	In the event that the applicable Selling Entity does not sell the Product included in a Combination Sale as a separate product in the country where such Combination Sale occurs, but does separately sell all of the other products or active ingredients/components, as the case may be, included in the Combination Sale in such country, the calculation of Product Sales resulting from such Combination Sale shall be determined by multiplying the Gross Combination Sale Amount (less all Permitted Deductions) by the fraction (C-D)/C, where C is the wholesale acquisition cost charged by the applicable Selling Entity in such country for such Combination Product, and D is the aggregate of the wholesale acquisition cost charged by the applicable Selling Entity in such country of such other product(s) or active ingredients/components, as the case may be, included in the Combination Product and sold separately in such country.

If the calculation of Product Sales resulting from a Combination Sale in a jurisdiction cannot be determined by any of the foregoing methods, the calculation of Product Sales for such Combination Sale shall be calculated in a manner determined by the applicable Selling Entity in good faith based upon the relative value of the active components of such Combination Product.

“Product Sales Milestone” means the first occurrence of the achievement of cumulative Product Sales in excess of $500,000,000, by any Selling Entity or any combination thereof.

“Product Sales Statement” means, with respect to each calendar quarter occurring after the First Commercial Sale of the Product and until the Termination Date, the written statement of the Company setting forth with reasonable detail:

(a) the aggregate Product Sales during (i) such calendar quarter, (ii) the three (3) immediately preceding calendar quarters and (iii) the period since the date of the First Commercial Sale;

(b) to the extent that Product Sales during an applicable period are determined based on Product Sales of a Combination Product for such period, the method of determining the Product Sales of the Combination Product attributable to the Product in accordance with the definition of Product Sales;

(c) to the extent that sales for the Product for an applicable period are recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars; and

(d) notice of whether any Product Sales Milestone has been achieved during the applicable reporting period.

The amounts in the Product Sales Statement shall be calculated in accordance with Accounting Standards.

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“Rights Agent” means the Person named as the “Rights Agent” in the preamble of this CVR Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Entity” means the Company, its Affiliates and their respective licensees and sublicensees with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity of a distributor).

“Shortfall Interest Rate” means a per annum rate equal to the prime rate of interest quoted by Bloomberg, or similar reputable data source, plus two percent (2%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of voting securities is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Tax” means any federal, state, local or foreign income, profits, gross receipts, license, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, franchise, sales, social security, unemployment, disability, use, property, withholding, excise, transfer, registration, production, value added, alternative minimum, occupancy, estimated or any other tax of any kind whatsoever, together with any interest, penalty or addition thereto, imposed by any Governmental Entity responsible for the imposition of any such tax, whether disputed or not.

“Total Number of CVRs” means the total number of CVRs issued and outstanding under this Agreement as of the Effective Time, as such total may be reduced from time to time in accordance with this Agreement.

“Termination Date” means the earlier to occur of (a) December 31, 2029 or (b) the date on which the payment by the Rights Agent to each Holder of the last of the Milestone Payments required to be paid under the terms of this CVR Agreement is made.

ARTICLE 2

CONTINGENT VALUE RIGHTS

SECTION 2.1 CVRs; Holders of CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this CVR Agreement. The initial Holders shall be the (a) holders of Shares (other than (i) Excluded Shares and (ii) any Dissenting Shares), (b) holders of RSUs, (c) holders of In the Money Company Stock Options and (d) holders of Company Warrants (but excluding any Company Warrants cancelled in accordance with Section 2.9(b)(ii) of the Merger Agreement), in each case, immediately prior to the Effective Time, or the Offer Acceptance Time in the case of Shares validly tendered pursuant to the Offer.

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SECTION 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer, in whole or in part, that is not a Permitted Transfer, will be void ab initio and of no effect.

SECTION 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs in a book-entry position for each Holder. The CVR Register shall set forth the name and address of each Holder, the number of CVRs held by such Holder, and the U.S. federal tax identification number of each Holder. The Company may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the CVR Registrar. Within five (5) Business Days after receipt of such request, the CVR Registrar shall deliver a copy of the CVR Register, as then in effect, to the Company at the address set forth in SECTION 7.2. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restrictions on transferability set forth in SECTION 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its customary policies and guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this CVR Agreement (including the provisions of SECTION 2.2), register the transfer of the CVRs in the CVR Register. Any transfer of CVRs will be without charge (other than the cost of any Tax) to the applicable Holder. The Rights Agent shall have no duty or obligation to take any action under any section of this CVR Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of the Company and shall entitle the transferee to the same benefits and rights under this CVR Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the written notice is in proper form, promptly record the change of address in the CVR Register.

SECTION 2.4 Payment Terms.

(a) From and after the Effective Time, the Company shall not be permitted to issue any CVRs that have the right to receive any portion of the Milestone Payments, except as provided in, and in accordance with the terms and conditions of, the Merger Agreement.

(b) On each Milestone Payment Date,

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(i) the Company shall:

(A) deliver to the Rights Agent a certificate of the Company certifying (i) the date of the achievement of the corresponding Milestone and (ii) the Applicable Per Share Milestone Payment;

(B) pay through its payroll system to each Holder of record, as of the close of business in New York City, three (3) Business Days prior to the Record Date, of CVRs received with respect to the RSUs or the In the Money Company Stock Options, an amount equal to the product of (i) the Applicable Per Share Milestone Payment multiplied by (ii) the number of CVRs held by each such Holder as of the Record Date; and

(C) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount to be paid by the Rights Agent to holders of CVRs received with respect to Shares and Company Warrants pursuant to SECTION 2.4(b)(ii); and

(ii) the Rights Agent shall promptly (but in any event within two (2) Business Days) pay to each Holder of record, as of the close of business in New York City, three (3) Business Days prior to the Milestone Payment Date (the “Record Date”), of CVRs received with respect to the Shares or Company Warrants, an amount equal to the product of (i) the Applicable Per Share Milestone Payment multiplied by (ii) the number of CVRs held by each such Holder as of the Record Date.

Notwithstanding the foregoing, in no event shall the Company be required to pay any Milestone Payment more than once.

(c) No interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(d) Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law, the Parties agree to treat the Milestone Payments from the CVRs received with respect to the Shares and the Company Warrants, in accordance with the Merger Agreement, as additional consideration for the Shares and the Company Warrants for all U.S. federal and applicable state and local income Tax purposes and none of the Parties will take any position to the contrary on any U.S. federal and applicable state and local income Tax Return or for other U.S. federal and applicable state and local income Tax purposes except as required by applicable Law.

(e) The Parties agree, to the extent consistent with applicable Law, to treat the Milestone Payments from the CVRs received with respect to the RSUs and Company Stock Options, in accordance with the Merger Agreement, as compensation for all U.S. federal and applicable state and local income Tax purposes (and not to treat the receipt of a CVR as a compensation payment itself).

(f) Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Milestone Payment or other amount payable to such Holder in respect of the CVRs.

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SECTION 2.5 Withholding. Notwithstanding any provision hereof to the contrary, the Company and the Rights Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this CVR Agreement such amounts as the Company or the Rights Agent are required to deduct and withhold pursuant to any provision of Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in the Company or in any constituent party to the Merger Agreement or any of their respective Affiliates.

SECTION 2.7 Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought either by the Rights Agent or the Acting Holders.

SECTION 2.8 Ability to Abandon CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Company without consideration therefor. Nothing in this CVR Agreement shall prohibit the Company or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Company or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definitions of Acting Holders, ARTICLE 5 and SECTIONS 2.7 and 4.3 hereunder; provided; however, such abandoned CVRs or CVRs acquired by the Company or any of its Affiliates shall be deemed outstanding as of the applicable Record Date for purposes of calculating the Applicable Per Share Milestone Payment and no payment shall be made with respect to such abandoned or acquired CVRs.

ARTICLE 3

THE RIGHTS AGENT

SECTION 3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this CVR Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

SECTION 3.2 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement, and no implied covenants or obligations shall be read into this CVR Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by the Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper Party or Parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith on its part, incur no liability and be held harmless by the Company for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this CVR Agreement in good faith reliance upon such certificate;

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(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection, and shall be held harmless by the Company in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this CVR Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by the Company with respect to any of the statements of fact or recitals contained in this CVR Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only;

(g) the Rights Agent shall have no liability and shall be held harmless by the Company in respect of the validity of this CVR Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this CVR Agreement against the Rights Agent assuming the due execution and delivery hereof by the Company), nor shall it be responsible for any breach by the Company of any covenant or condition contained in this CVR Agreement;

(h) The Company agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this CVR Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claim, charge, demand, suit or loss incurred without negligence, bad faith or willful or intentional misconduct;

(i) the Rights Agent shall not be liable for consequential losses or damages under any provision of this CVR Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) The Company agrees (i) to pay the fees and expenses of the Rights Agent in connection with this CVR Agreement as agreed upon in writing by the Rights Agent and the Company on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes imposed on the Rights Agent (other than withholding Taxes with respect to payments made to Holders) and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this CVR Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from the Company for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

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(k) No provision of this CVR Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

SECTION 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Company specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed. The Company has the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect, but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by the Company to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Company, by a Board Resolution, shall, as soon as is reasonably possible, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with SECTION 3.4, become the successor Rights Agent.

(c) The Company shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If the Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of the Company.

(d) The Rights Agent will cooperate with the Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

SECTION 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this CVR Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of the Company or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

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ARTICLE 4

COVENANTS

SECTION 4.1 List of Holders. The Company shall furnish or cause to be furnished to the Rights Agent, promptly after the Effective Time and in no event later than ten (10) Business Days following the Effective Time, in such form as the Company receives from the transfer agent (or other agent performing similar services in the Merger), the names and addresses of the Holders.

SECTION 4.2 Payment of Milestone Payments. The Company will duly deposit or cause to be deposited with the Rights Agent, on or prior to the applicable Milestone Payment Date, the Milestone Payment to be made to the Holders in accordance with the terms of this CVR Agreement. Such amounts shall be considered paid on the Milestone Payment Date if on such date the Rights Agent has received in accordance with this CVR Agreement money sufficient to pay all such amounts then due. Without causing or permitting any delay in the timing of payments to be made as provided in this SECTION 4.2, all Milestone Payments to be paid to the Holders which constitute compensation within the meaning of Section 409A of the Code shall be paid on the same schedule and under the same terms and conditions as apply to payments to stockholders generally with respect to stock of the Company, provided that any Milestone Payments made to Holders after the fifth anniversary of the Closing shall in all events be made no later than two and half (2.5) months after the close of the year in which such payments are no longer subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code.

SECTION 4.3 Audits.

(a) Upon the written request of the Acting Holders delivered to the Company not less than thirty (30) days in advance (but no more than once during any calendar year), the Company shall provide an independent certified public accounting firm of nationally recognized standing jointly agreed upon by the Acting Holders and the Company (failing agreement on which each shall designate an independent public accounting firm of its own selection, which firms shall in turn appoint an independent public accounting firm for such purpose) (the “Independent Accountant”) with access upon reasonable notice and during normal business hours to such of the records of the Company, as may be reasonably necessary to verify the accuracy of the statements set forth in the Product Sales Statements and the figures underlying the calculations set forth therein for any period within the preceding three (3) years that has not previously been audited in accordance with this SECTION 4.3. The fees charged by the Independent Accountant shall be paid by the Company in the event that the Independent Accountant determines that the aggregate amount of Product Sales calculated by the Company in the applicable Product Sales Statement is more than ten percent (10%) below the actual amount of aggregate Product Sales calculated in accordance with the manner in which “Product Sales” is defined pursuant to this CVR Agreement; provided, however, that the Acting Holders (on behalf of the Holders) shall pay for the fees charged by the Independent Accountant in the event that the Independent Accountant determines that the aggregate amount of Product Sales calculated by the Company in the applicable Product Sales Statement is equal to or less than ten percent (10%) below the actual amount of aggregate Product Sales calculated in accordance with the manner in which “Product Sales” is defined pursuant to this CVR Agreement, which amount the Company may deduct from any future Milestone Payments payable pursuant to this CVR Agreement. The Independent Accountant shall disclose to the Acting Holders any matters directly related to their findings and shall disclose whether it has determined that any statements set forth in the Product Sales Statements are incorrect. The Independent Accountant shall provide the Company with a copy

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of all disclosures made to the Acting Holders. The initiation of a review by the Acting Holders as contemplated by this SECTION 4.3 shall not relieve the Company of its obligation to pay the Product Sales Milestone Payment relating to the Product Sales Milestone for which notice of achievement has been given in a Product Sales Statement, it being understood that the Company shall also be obligated to pay the full amount of the CVR Shortfall, if any, determined in accordance with SECTION 4.3(b).

(b) No later than thirty (30) days following initial access to such records of the Company as are described SECTION 4.3(a), the Independent Accountant shall deliver a written report to the Company and the Acting Holders of its preliminary findings regarding Product Sales and any potentially applicable Product Sales Milestone Payments (the “Preliminary Shortfall Report”). The Company and the Acting Holders shall have thirty (30) days following receipt of the Preliminary Shortfall Report from the Independent Accountant (the “Preliminary Shortfall Report Review Period”) to review and comment upon the Preliminary Shortfall Report. The Independent Accountant shall take into consideration in good faith any comments received from the Company or the Acting Holders during the Preliminary Shortfall Report Review Period. No later than ten (10) Business Days after the expiration of the Preliminary Shortfall Report Review Period, the Independent Accountant shall deliver a final written report to the Company and the Acting Holders (the “Final Shortfall Report”). If the Independent Accountant in the Final Shortfall Report concludes that the Product Sales Milestone Payment should have been paid but was not paid when due, then no later than sixty (60) days following its receipt of the Final Shortfall Report, the Company shall deliver to the Rights Agent the amount of such Product Sales Milestone Payment plus interest on such Product Sales Milestone Payment at the Shortfall Interest Rate from the date the Product Sales Milestone Payment Date should have occurred to the date of actual payment (to the extent not paid on a subsequent date) (such amount, including interest, being the “CVR Shortfall”). The Rights Agent shall pay the CVR Shortfall to the CVR Holders of record as of a date that is three (3) Business Days prior to the date on which the Product Sales Milestone Payment is made to the Rights Agent. The Final Shortfall Report shall be final, conclusive and binding on the Company and the Holders, shall be non-appealable and shall not be subject to further review, absent manifest error.

(c) Each Person seeking to receive information from the Company in connection with a review or audit shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with the Company obligating such party to retain all such financial information disclosed to such party in confidence pursuant to such confidentiality agreement and not use such information for any purpose other than the completion of such review or audit.

SECTION 4.4 Product Transfer. Unless and until a Product Transfer occurs, the Company shall remain responsible for paying any and all Milestone Payments in accordance with SECTION 2.4 upon the achievement of the corresponding Milestone, whether achieved by the Company, any of its Affiliates or any of their licensees or sublicensees with respect to rights to develop or commercialize the Product. Without limiting the foregoing, so long as any of the CVRs remain outstanding, in the event that the Company or, after a transaction permitted and undertaken pursuant to this SECTION 4.4, any of its respective successors, assignees or transferees: (a) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (b) transfers or conveys all or substantially all of its

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properties and assets to any Person or otherwise transfers or conveys the Compound or Product (any such consolidation, merger, transfer or conveyance, a “Product Transfer”), then, and in each such case, the Company shall either (i) ensure that each such successor, assignee or transferee of the Company or such assets, Compound or Product agrees to assume all obligations of the Company, including payment of all Milestone Payments, set forth in this CVR Agreement or (ii) the Company shall agree to remain subject to its obligations hereunder, including payment of all Milestone Payments. Further, in the event of an assignment by the Company to any controlled Affiliate of the Company, but only for so long as it remains a controlled Affiliate of the Company after which the obligations of the foregoing sentence shall apply, the Company shall agree to remain liable for the performance by each such assignee of all obligations, including payment of all Milestones Payments, of the Company hereunder.

SECTION 4.5 Diligent Efforts. Commencing upon the Closing, Company shall use, and shall cause each applicable other Selling Entity to use, Diligent Efforts to achieve the IV Milestone, the Oral Milestone and the Product Sales Milestone. Without limiting the foregoing, neither the Buyer nor its Affiliates shall act in bad faith for the purpose of avoiding achievement of any Milestone.

SECTION 4.6 Non-Use of Name. Neither the Rights Agent nor the Holders shall use the name, trademark, trade name or logo of the Company, its Affiliates, or their respective employees in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Company, other than (in the case of the name of the Company, its Affiliates, or their respective employees) with respect to a dispute pursuant to this CVR Agreement between any of the Holders, the Rights Agent, the Company or its Affiliates.

SECTION 4.7 Tax Reporting. The Rights Agent shall comply with all applicable Laws regarding Tax reporting with respect to any Milestone Payments made pursuant to this CVR Agreement, other than any payroll reporting requirements with respect to any Milestone Payments made under SECTION 2.4 of this Agreement.

ARTICLE 5

AMENDMENTS

SECTION 5.1 Amendments Without Consent of Holders. Without the consent of any Holders or the Rights Agent, the Company, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(a) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(b) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company shall consider to be for the protection of the Holders, provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(c) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this CVR Agreement, provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(d) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws, provided that, such amendments do not adversely affect the interests of the Holders;

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(e) to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this CVR Agreement in accordance with the terms of this CVR Agreement;

(f) subject to the terms of this CVR Agreement, to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company contained herein;

(g) to evidence the assignment of this CVR Agreement by the Company as provided herein; or

(h) any other amendment to this CVR Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this CVR Agreement of any such Holder.

SECTION 5.2 Amendments with Consent of Acting Holders. Subject to SECTION 5.1 (which amendments pursuant to SECTION 5.1 may be made by the Company without the consent of the Holders), with the consent of the Acting Holders, acting on behalf of all Holders, the Company and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this CVR Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

SECTION 5.3 Execution of Amendments. In executing any amendment permitted by this ARTICLE 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel for the Company or any of its Affiliates stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this CVR Agreement or otherwise.

SECTION 5.4 Effect of Amendments; Notice to Holders.

(a) Upon the execution of any amendment under this ARTICLE 5, this CVR Agreement shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement for all purposes; and every Holder shall be bound thereby.

(b) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this ARTICLE 5, the Company shall mail (or cause the Rights Agent to mail) a notice thereof by first-class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment. Any failure of the Company to mail (or cause the Rights Agent to mail) such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

SECTION 6.1 Successor Person Substituted.

(a) All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Company, the Rights Agent or the Holders shall bind and inure to the benefit of their respective successors, assignees, heirs and personal representatives, whether so expressed

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or not. The Company may assign this CVR Agreement without the prior written consent of the other parties to this CVR Agreement (i) to one or more of its direct or indirect Subsidiaries or (ii) in connection with the transfer or sale of all or substantially all of the assets or business of the Company related to the Compound or Product, or in the event of the Company’s merger or consolidation, in accordance with SECTION 4.4.

(b) In case of a consolidation or merger with a wholly-owned Subsidiary or any other Person, or a transfer or sale to a Person of all or substantially all of the assets or business of Company related to the Products, such successor Person shall succeed to and be substituted for the Company with the same effect as if it had been named herein.

ARTICLE 7

MISCELLANEOUS

SECTION 7.1 Notices.

(a) Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Rights Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Rights Agent shall be deemed to be a sufficient giving of such notice.

SECTION 7.2 Notices to the Rights Agent and the Company. All notices, requests, instructions, demands, waivers and other communications or documents required or permitted to be given under this CVR Agreement by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, electronic mail or overnight courier to such party, in the case of mail, facsimile or overnight courier, with a copy sent via electronic mail, at the following addresses:

If to the Company or Guarantor:

c/o Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, Missouri 63042

Attention: Gary Phillips, Senior Vice President and Chief Strategy Officer

Fax: (314) 654-3440

Email: Gary.Phillips@mallinckrodt.com

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With a copy (which shall not constitute notice) to:

Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, Missouri 63042

Attention: Michael-Bryant Hicks, Senior Vice President and General Counsel

Fax: (314) 654-9126

Email: Michael-Bryant.Hicks@mallinckrodt.com

with a copy (which shall not constitute notice) to:

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Attention: Stephanie M. Hosler, Esq.

Fax: (314) 552-8797

Email: smhosler@bryancave.com

If to the Rights Agent:

Continental Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attention: Stacy Aqui or Margaret Villani

Phone: (212) 845-3299 or (212) 845-3249

Email: saqui@continetalstock.com or mvillani@continentalstock.com

SECTION 7.3 Construction.

(a) The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

(b) All financial references herein are in United States Dollars.

SECTION 7.4 Benefits of Agreement. Nothing in this CVR Agreement, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the parties hereto and their successors, and of the Holders.

SECTION 7.5 Governing Law. THIS CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE COMPANY, THE RIGHTS AGENT AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE

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CVRS, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE COURT IN THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS HEREUNDER, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE COMPANY AND THE RIGHTS AGENT AGREES THAT PROCESS MAY BE SERVED UPON THEM IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 7.2. EACH OF THE COMPANY AND THE RIGHTS AGENT HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CVR AGREEMENT (A) THE DEFENSE OF SOVEREIGN IMMUNITY, (B) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS SECTION 7.5, (C) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (D) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CVR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

SECTION 7.6 Legal Holidays. In the event that an Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement to the contrary) payment on the CVRs need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date.

SECTION 7.7 Separability Clause. In the event any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any provision in this CVR Agreement or in the CVRs is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this CVR Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 7.8 No Recourse Against Others. A director, officer or employee, as such, of the Company or an Affiliate of the Company or the Rights Agent shall not have any liability for any obligations of the Company or the Rights Agent under this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

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SECTION 7.9 Counterparts. This CVR Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

SECTION 7.10 Entire Agreement. This CVR Agreement and the Merger Agreement constitute the entire agreement between the parties hereto with respect to the subject matter of this CVR Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter of this CVR Agreement.

SECTION 7.11 Termination. This CVR Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the Termination Date, provided that if any Milestone has been achieved on or prior to the Termination Date, but the associated Milestone Payment has not been paid on or prior to the Termination Date, this CVR Agreement shall not terminate to the extent related to such Milestone Payment until such Milestone Payment has been paid in full in accordance with the terms of this CVR Agreement; and provided further that no termination of this CVR Agreement shall be deemed to affect the rights of the parties to bring suit in the case of a material breach occurring prior to such Termination Date.

SECTION 7.12 Guarantee.

(a) Guarantor shall cause the Company to comply in all respects with each of the covenants, obligations and undertakings made or required to be performed by the Company under this Agreement and the other transaction contemplated by this Agreement. As a material inducement to Ocera’s willingness to enter into the Merger Agreement and perform its obligations thereunder, Guarantor hereby unconditionally guarantees (the “Guarantee”) full performance and payment by the Company of each of the covenants, obligations and undertakings required to be performed by the Company under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of the Company shall also be deemed to be a breach or default of Guarantor, and the Acting Holders shall have the right, exercisable in their sole discretion, to pursue any and all available remedies they may have arising out of any such breach or nonperformance directly against any or all of Guarantor and the Company in the first instance. The Guarantee is a guarantee of payment and performance, and not of collection.

(b) Guarantor represents and warrants to the Company that (i) Guarantor is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to execute and deliver the Guarantee and to perform its obligations hereunder, (iii) the execution, delivery and performance of the Guarantee by Guarantor have been duly authorized by all necessary corporate or similar action on the part of Guarantor, and no other corporate or similar proceedings on the part of Guarantor are necessary to approve the Guarantee and (iv) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon Guarantor, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the SEC by Guarantor or as would not impact the Company’s or Guarantor’s ability to perform or comply with its obligations under this Agreement in any material respect. None of Guarantor, the Company, nor any of their Affiliates, nor

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any Representative of any of the foregoing, is making any representation or warranty of any kind or nature whatsoever, written or oral, express or implied, in connection with Guarantor or the Guarantee, except as expressly set forth in this SECTION 7.12, and such Persons hereby expressly disclaim any such other representations or warranties.

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IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

MAK LLC

By:

Name:

Title:

CONTINENTAL TRANSFER & TRUST COMPANY

as the Rights Agent

By:

Name:

Title:

2

Solely for purposes of SECTION 7.12: MALLINCKRODT PLC

By:

Name:

Title:

3